SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Kookmin Bank
(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:    Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

7.5. Labor Union		30

8.	Related Party Transaction	31

9.	Exhibits	32

9.1. List of Financial Statements		32

Summary of the Third Quarter Report

On November 14, 2002, Kookmin Bank filed a third quarter report with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea (the “Business Report”). This is a summary of the Business Report translated into English. Non-material or previously disclosed portions were omitted or abridged.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we” or “us” “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a merger with former Kookmin Bank and H&CB on the merger date of October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the “Former Kookmin Bank” for the name of the former Kookmin Bank, which had been another entity before it merged H&CB.

We were formed through a merger between the Former Kookmin Bank and H&CB, which merged into a new corporation named “Kookmin Bank” effective November 1, 2001. Accordingly, financial information in this Business Report since the merger date reflects the impact of the merger. Under generally accepted accounting principles in Korea, the Former Kookmin Bank is deemed the accounting acquiror of H&CB in the merger, and we have accounted for the acquisition using the purchase method of accounting. However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Service’s guidelines.

Therefore, unless indicated otherwise, any comparative description or table of year 2000 or before 1) for bank accounts is based on the Former Kookmin Bank’s results and 2) for trust accounts is based on simple consolidated numbers of Former Kookmin Bank’s and H&CB’s results.

All references to “Won” or “W” in this document are to the currency of the Republic of Korea.

1.    Introduction to the Bank

1.1.    Business Purpose

The objective of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Bank Act; and

•	The other business permitted by the Bank Act or other Korea laws.

1.2.    History

•	November 1, 2001
       Incorporated and Listed on the New York Stock Exchange

•	November 9, 2001
       Listed on the Korea Stock Exchange

•	September 23, 2002
       Integrated two brand operations onto a single information technology platform in connection with the merger

1.3.    Capital Structure

1.3.1.    Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its articles of incorporation. Kookmin Bank’s articles of incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, New Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

As of September 30, 2002, 317,677,416 shares of common stock were issued and outstanding with paid-in capital of W1,588,387 million. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form.

1.3.2.    Convertible Bonds

In June 1999, Goldman Sachs Capital Koryo, L.P., a fund managed by The Goldman Sachs Group, Inc., acquired (through its wholly-owned subsidiaries Goldman Sachs Capital Chosun, Ltd. and Goldman Sachs Capital Shilla, Ltd.) an interest in the Former Kookmin Bank in return for an investment of US$500 million in new common shares and convertible bonds, consisting of W360 billion of new common shares (17,768,870 common shares at W20,260 per share, as adjusted for the merger ratio of 1.688346:1) and US$200 million principal amount of subordinated convertible bonds with a conversion price of W14,200 per common share. As a result of the merger with H&CB and other adjustment events, the conversion price was adjusted to its current level of W22,124 per share, and these bonds could be converted currently into 10,581,269 shares.

1.3.3.    Treasury Stock

The following table shows the purchase and disposition of our treasury stock.

(As of October 31, 2002, Unit: in thousands of Won unless otherwise indicated)

Date	Reason	Number of shares	Cost	Cost per one share
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548 shares	1,794,885	43,200 Won
December 24, 2001	Disposition for Exercise of stock option	10,000 shares	432,003	48,900 Won
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089 shares	2,071,557	57,400 Won
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548 shares	1,601,944	50,788 Won
July 30-October 23, 2002[1]	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000 shares	147,632,489	49,210 Won

Total	—	Outstanding balance: 3,036,089 shares	149,464,984	—

1.
On July 26, 2002, Kookmin Bank’s board of directors has approved and ratified to purchase the treasury stock up to 3 million shares for the purpose of introducing one of a stock purchase program and an employee stock ownership plan in order to provide a wide range of benefit with the employees.

1.3.4.    Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees. It describes grant date, position, exercise period, price and the number of options.

(As of October 24, 2002, Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
31-Oct-98	Jungtae Kim	Chairman, Presidnet&CEO	01-Nov-01	31-Oct-04	5,000	400,000	310,000	90,000
27-Feb-99	Choulju Lee	Auditor&Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seungdong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Youngjo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seokil Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hongshik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bonghwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sunjoo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Jehyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Hogi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sungchul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woojung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kukju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sunjin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moonsoul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Juhyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Heungsoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Injoon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sunghee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seungwoo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woonyoul Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	0	4,909
28-Feb-00	Kyunghee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sungcheon Hong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Miro Yoon	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Hakdong Shin	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Hakyeon Jeong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jeongyeon Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jongwhan Byun	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Samyoung Lee	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Wonki Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Bangyeoul Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Byungman Lim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
24-Mar-01	Youngil Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jongin Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Wonbae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jaekyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318

*	Some numbers of the granted options has been adjusted due to the merger and the early retirement of the grantees

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
24-Mar-01	Chulsoo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jaehan Kim	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Jongok Na	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	10,000	0	10,000
24-Mar-01	Kyuho Lee	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	3,275	0	3,275
18-Mar-00	Sanghoon Kim	Chairman&CEO	19-Mar-03	18-Mar-05	23,469	41,460	0	41,460
18-Mar-00	Jongmin Lee	Auditor&Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	0	14,807
18-Mar-00	Sejong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Inkie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Jihong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Jinho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyungjin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ikrae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bongho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bockwoan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Yoohwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Dukhyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sanghoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jongmin Lee	Auditor&Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	Inkie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyungjin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jihong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bongho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ikrae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seungheon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Youngseok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Sewoong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Changki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bockwoan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoohwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Dukhyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoonok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Taigon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungsang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byungjin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Jihan Koo	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongsoon Park	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hoosang Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sanghoon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jaein Suh	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sunghyun Chung	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jonghwa Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sangwon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joonsup Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dongshin Yang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jaekyung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yeonkun Chung	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Youngno Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kitaek Hong	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Soondo Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Joonho Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yangjin Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwangdae Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price		Number of granted options*		Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Sungwan Choi	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370
15-Mar-01	Junghaeng Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Anseok Cho	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Sangcheol Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Taejoo Yoon	General Manager	16-Mar-04	15-Mar-09	28,027		10		0	10
15-Mar-01	Youngman Lee	General Manager	16-Mar-04	15-Mar-09	28,027		520		0	520
15-Mar-01	Youngsoo Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Jongyoung Yoon	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Jaehong Yoo	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Changhwan Bae	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Sian Heo	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370
15-Mar-01	Seokwon Choi	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Gilho Seo	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370
15-Mar-01	Youngsoo Shin	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370
15-Mar-01	Joonbo Cho	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Kiyoul Seo	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Byungdoo Ahn	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Kookshin Kang	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Ingyu Choi	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Hyungyoung Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Youngrok Han	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Hyeyoung Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Kihyun Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Sungshin Cho	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Youngmo Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Jongik Kim	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Kwangmook Park	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Yongseung Lee	General Manager	16-Mar-04	15-Mar-09	28,027		592		0	592
15-Mar-01	Sunggil Lee	General Manager	16-Mar-04	15-Mar-09	28,027		370		0	370

16-Nov-01	Jungtae Kim	President&CEO	17-Nov-04	16-Nov-09			500,000		0	500,000
16-Nov-01	Jungtae Kim	President&CEO	17-Nov-04	16-Nov-09	X	[1]	200,000	[2]	0	200,000
16-Nov-01	Sanghoon Kim	Chairman	17-Nov-04	16-Nov-09			150,000		0	150,000

22-Mar-02	Choulju Lee	Auditor&Executive Director	23-Mar-05	22-Mar-10			30,000		0	30,000
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10			10,000		0	10,000
22-Mar-02	Keunshik Oh	Non Executive Director	23-Mar-05	22-Mar-10	Y	[3]	10,000		0	10,000
22-Mar-02	Dongsoo Chung	Non Executive Director	23-Mar-05	22-Mar-10			10,000		0	10,000
22-Mar-02	Jihong Kim	Non Executive Director	23-Mar-05	22-Mar-10			10,000		0	10,000
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10			10,000		0	10,000

1.
Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.

2.
Conditional options up to 200,000: Additional shares shall be granted if the average closing price of Kookmin Bank's stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.

3.
Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Sunjin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moonsoul Chung	Non Executive Director	23-Mar-05	22-Mar-10	Y	3,000	0	3,000
22-Mar-02	Kyunghee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000

22-Mar-02	Jongkyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bonghwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jaein Suh	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bumsoo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bockwoan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kitaek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sunghyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Kisup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Sungkyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byungsang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Jongyoung Yoon	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jaeil Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Hyunggoo Shim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Junghaeng Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Joonsup Chang	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Youngno Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Dongsoon Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbin Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Sungbok Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Yeonkun Chung	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Mahnsoo Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jeongyeon Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Hakyeon Jeong	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongwhan Byun	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jaehan Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jongok Na	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
26-Jul-02	Donald MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000

Total						2,681,339	530,108	2,151,231

1.4.    Dividend

The following table shows dividend policy and the related information for the last three years.

(Units:  in millions of Won, shares, and %)

	2001		2000	1999
Net income for the period	740,565		719,700	107,901
Earnings per share (Won)	3,706	[1]	2,403	388
Maximum amount available for dividend	604,984	[2]	614,046	22,129
Total dividends amount	119,866		151,009	16,938
Dividend payout ratio	16.19	[3]	20.76	13.80
Cash dividends per common share (Won)	400		500	50
Stock dividends per common share (%)	6		—	—
Dividends per preferred share (Won)	—		50	50
Dividend yield ratio	0.80	[4]	3.36	0.28
Net asset value per common share (Won)	29,742	[5]	12,533	13,079
Ordinary income per common shares (Won)	3,706		2,403	388

1.	Earnings per share = net income (740,565,213,105 Won) / weighted average number of shares (199,825,909 shares)

2.
Maximum amount available for dividend = retained earnings before appropriations (672,418 millions of Won) + transferred from prior years’ reserves (8,483 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (75,917 millions of Won)

3.	Dividend payout ratio = total dividend amount for common shares (119,866,365,600 Won) / net income (740,565,213,105 Won).

4.	Dividend yield ratio = dividend per share (400 Won) / market closing price for December 31, 2001 (49,800 Won)

5.	Net asset value per common share = total shareholders’ equity (8,913,542 millions of Won) / total issued shares as of December 31, 2001 (299,697,462 shares).

2.    Business

2.1.    Business Overview

We are the largest commercial bank in Korea in terms of assets, deposits, branch network and retail customer base. Our primary focus is branch-based lending to and deposit-taking from retail customers and small and medium-sized enterprises. The principal components of our business are general household, mortgage and small and medium-sized enterprise lending, credit card operations and investment trust account management business and capital market activities. We also make loans and provide banking services to large domestic corporate customers.

We have developed one of the most extensive domestic branch networks, with 1,108 domestic branches and sub-branches as of September 30, 2002. Our extensive branch network and retail customer base have provided us with a source of stable and low cost funding.

2.2.    Market Shares

2.2.1.    Market Share of Deposits in Won

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of deposits in Won (which includes certificate of deposits) as of the dates indicated. Numbers for 2000 are proforma results of Former Kookmin Bank and H&CB.

(Units: in 100 millions of Won, %)

	September 30, 2002		December 31, 2001		December 31, 2000
	Amount	%	Amount	%	Amount	%
Kookmin Bank	1,221,923	32.3	1,140,587	33.7	1,024,784	33.8
Woori Bank	572,855	15.2	513,903	15.2	486,305	16.0
Chohung Bank	398,672	10.6	355,967	10.5	312,699	10.3
Hana Bank	347,314	9.2	322,652	9.5	275,777	9.1
Shinhan Bank	329,334	8.7	301,285	8.9	263,513	8.7
Korea Exchange Bank	291,759	7.7	253,284	7.5	215,049	7.1
Korea First Bank	226,932	6.0	171,800	5.1	163,302	5.4
KorAm Bank	200,318	5.3	171,834	5.1	167,843	5.5
Seoul Bank	188,658	5.0	151,458	4.5	123,404	4.1

Total	3,777,765	100	3,382,770	100	3,032,676	100

2.2.2.    Market Share of Household Loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of household loans as of the dates indicated. Numbers for 2000 are proforma results of Former Kookmin Bank and H&CB.

(Units: in 100 millions of Won, %)

	September 30, 2002		December 31, 2001		December 31, 2000
	Amount	%	Amount	%	Amount	%
Kookmin Bank	706,027	41.2	601,536	47.2	488,734	56.2
Woori Bank	214,599	12.5	132,501	10.4	84,896	9.8
Shinhan Bank	154,238	9.0	107,729	8.4	56,987	6.5
Chohung Bank	148,752	8.7	90,723	7.1	53,855	6.2
Hana Bank	143,815	8.4	105,143	8.2	53,337	6.1
Korea First Bank	99,895	5.8	78,874	6.2	50,326	5.8
Korea Exchange Bank	91,597	5.4	64,053	5.0	36,752	4.2
Seoul Bank	81,836	4.8	53,156	4.2	17,435	2.0
KorAm Bank	72,014	4.2	41,807	3.3	27,742	3.2

Total	1,712,773	100	1,275,522	100	870,064	100

2.2.3.    Market Share of Mortgage Loans

The following table shows the market share of Kookmin Bank among 9 nationwide commercial banks in terms of mortgage loans as of the dates indicated. Numbers for 2000 are proforma results of Former Kookmin Bank and H&CB.

(Units: in 100 millions of Won, %)

	September 30, 2002		December 31, 2001		December 31, 2000
	Amount	%	Amount	%	Amount	%
Kookmin Bank	314,645	80.9	253,495	87.4	226,460	90.7
Woori Bank	19,360	5.0	10,998	3.8	11,042	4.4
Hana Bank	14,593	3.8	7,552	2.6	2,017	0.8
Korea Exchange Bank	14,520	3.7	8,719	3.0	2,394	1.0
KorAm Bank	7,822	2.0	2,432	0.8	2,264	0.9
Shinhan Bank	7,305	1.9	2,943	1.0	2,374	1.0
Seoul Bank	6,355	1.6	1,078	0.4	862	0.3
Chohung Bank	3,133	0.8	2,326	0.8	1,702	0.7
Korea First Bank	976	0.3	658	0.2	550	0.2

Total	388,709	100	290,201	100	249,665	100

2.3.    Source and Use of Funds

2.3.1.    Source of Funds

(Unit: in millions of Won)

		September 30, 2002		December 31, 2001		December 31, 2000
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits and Mutual installment	112,385,172	4.27	63,743,997	5.53	47,038,144	6.18
	Certificate of deposit	1,869,185	4.76	2,022,414	6.10	1,910,630	6.99
	Borrowings	4,687,222	4.47	3,784,147	4.85	3,317,619	6.43
	Call money	1,089,947	3.99	403,937	4.11	562,807	4.89
	Other	12,702,223	6.97	9,112,858	7.57	5,799,092	10.78

Subtotal		132,733,749	4.54	79,067,353	5.74	56,628,292	6.67

Foreign currency	Deposits	1,083,844	1.32	952,701	3.08	882,344	5.20
	Borrowings	2,191,757	2.65	2,018,537	5.47	2,725,810	7.10
	Call money	328,095	1.71	223,156	3.67	193,324	6.31
	Finance debentures	1,122,501	3.63	1,430,804	5.68	1,521,343	7.75
	Other	20,338	—	15,081	—	13,666	—

Subtotal		4,746,536	2.63	4,640,279	5.32	5,336,487	7.20

Other	Total Shareholders’ Equity	10,248,391	—	7,463,687	—	5,001,918	—
	Allowance for credit losses	65,074	—	353,183	—	519,496	—
	Other	8,270,235	—	4,065,899	—	3,032,325	—

Subtotal		18,583,700	—	11,882,769	—	8,553,739	—

Total		156,063,984	3.94	95,590,401	5.00	72,518,518	5.92

2.3.2.    Use of Funds

(Unit: in millions of Won)

		September 30, 2002		December 31, 2001		December 31, 2000
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Loans	102,152,955	7.88	53,575,082	8.87	38,301,330	9.71
	Advances for customers	96,544	4.12	127,704	3.84	337,987	4.62
	Call loan	872,710	4.33	1,765,067	4.80	524,653	6.59
	Due from banks	1,102,690	4.59	1,339,572	5.60	3,276,652	7.39
	Securities	30,365,243	5.66	23,861,424	6.78	18,030,147	9.38
	Other	490,133	—	614,014	—	145,983	—
	Private placement corporate bonds	1,733,142	6.74	2,065,179	10.32	1,878,194	9.21
	Credit card accounts	5,564,866	10.49	912,210	17.63	565,673	10.54
	Allowance for credit losses (—)	1,504,583	—	1,297,930	—	1,224,823	—

Subtotal		140,873,700	7.58	82,962,322	8.50	61,835,796	9.73

Foreign currency	Loans	3,678,092	3.09	3,870,853	5.66	3,073,781	7.69
	Call loan	210,625	2.01	185,466	4.15	209,312	6.88
	Due from banks	142,321	1.39	121,994	3.28	1,335,708	7.50
	Bills bought	867,404	4.92	1,045,331	7.60	719,683	10.16
	Securities	1,283,633	9.56	1,079,359	9.13	961,991	12.48
	Other	19,022	—	116,454	—	—	—
	Allowance for credit losses (—)	277,401	—	116,454	—	452,210	—

Subtotal		5,923,696	4.94	6,152,844	7.11	5,848,355	9.40

Other	Cash	882,417	—	530,451	—	421,390	—
	Fixed assets used for business purpose	3,049,764	—	1,462,413	—	1,298,813	—
	Other	5,334,407	—	4,482,371	—	3,114,164	—

Subtotal		9,266,588	—	6,475,235	—	4,834,367	—

Total		156,063,984	7.03	95,590,401	7.83	72,518,518	9.06

2.4.    Principal Banking Activities

2.4.1.    Deposits

The following table shows the average balances of our deposits for the past two years and for the first nine months ended September 30, 2002 and ending balances as of the dates indicated.

(Unit: in millions of Won)

		September 30, 2002		December 31, 2001		December 31, 2000
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	10,324,260	12,520,359	4,832,281	10,824,005	3,720,546	4,173,966
	Time & savings deposits	92,765,950	95,079,757	53,496,908	89,080,935	40,279,328	43,495,480
	Mutual installment deposits	8,245,049	7,604,811	6,469,772	8,871,193	4,632,965	5,521,161
	Mutual installment for housing	4,362,565	4,660,379	928,398	4,128,489	73,831	204,111
	Certificates of deposits	1,869,185	2,327,069	2,022,414	1,154,056	1,910,630	2,424,947

Subtotal		117,567,009	122,192,375	67,749,773	114,058,678	50,617,300	55,819,665

Deposits in foreign currency		1,083,844	986,415	952,701	1,102,626	858,330	702,481

Trust deposits	Money trust	17,715,948	16,340,721	20,375,456	19,739,709	22,279,546	20,349,257
	Property trust	19,820,158	20,229,269	5,409,033	12,559,922	92,838	875,984

Subtotal		37,536,106	36,569,990	25,784,489	32,299,631	22,372,384	21,225,241

Total		156,186,959	159,748,780	94,486,963	147,460,935	73,848,014	77,747,387

2.4.2.    Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	September 30, 2002	December 31, 2001	December 31, 2000
Deposits	122,370	133,548	120,422
Deposits in Won	121,548	132,320	119,089

2.4.3.    Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)
	September 30, 2002	December 31, 2001	December 31, 2000
Deposits	7,192	7,243	5,917
Deposits in Won	7,143	7,176	5,852

2.4.4.    Loan Balances

The following table shows the average balances of our loans for the past two years and for the first nine months ended September 30, 2002 and ending balances as of the dates indicated.

(Unit: in millions of Won)
	September 30, 2002		December 31, 2001		December 31, 2000
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	102,110,345	110,947,427	53,498,087	94,698,769	38,301,330	43,436,111
Loans in foreign currency	3,683,440	3,521,209	3,924,562	4,174,237	3,077,642	2,970,653
Advances to customers	115,566	73,337	244,158	199,831	337,987	240,992

Subtotal	105,909,351	114,541,973	57,666,807	99,072,837	41,716,959	46,647,756

Trust account loans	848,871	653,829	2,194,851	1,117,817	4,216,018	3,170,756

Total	106,758,222	115,195,802	59,861,658	100,190,654	45,932,977	49,818,512

2.4.5.    Loan Balances as of September 30, 2002 by Remaining Maturities

(Unit: in millions of Won)
	Less than 1 year	More than 1 year-less than 3 years	More than 3 years-less than 5 years	More than 5 years	Total
Loans in Won	51,317,450	40,589,920	6,662,271	12,377,786	110,947,427
Loans in foreign currencies	2,281,230	580,091	197,474	462,414	3,521,209

2.4.6.    Loan Balances by Uses

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)
		September 30, 2002	December 31, 2001	December 31, 2000
Loans to enterprise	Loans for operations	34,332,289	29,286,707	20,899,277
	Loans for equipments	5,163,467	4,434,447	4,393,664
Loans to households		39,177,012	34,648,918	14,215,303
Loans to public sector & others	Loans for operations	738,637	737,206	1,914,841
	Loans for equipment	50,493	57,211	49,508
Loans on property formation savings		101,986	155,201	248,271
Loans for housing		31,318,266	25,342,969	1,663,904
Inter-bank loans		24,598	36,110	51,343
Others		40,679	—	—

Total		110,947,427	94,698,769	43,436,111

2.4.7.    Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)
	September 30, 2002	December 31, 2001	December 31, 2000
Loans[1] (A)	102,110,345	53,498,087	38,301,330
Deposits[2] (B)	117,567,009	67,749,773	50,617,300

Loan to deposit ratio (A/B)	86.85	78.96	75.67

2.4.8.    Guarantees and Acceptances

(Unit: in millions of Won)
	September 30, 2002	December 31, 2001	December 31, 2000
Confirmed	3,009,302	3,521,970	3,035,968
Unconfirmed	1,336,807	1,369,723	1,183,433

Total	4,346,109	4,891,693	4,219,401

1.	Average balance of loans in Won for nine months ended September 30, 2002
2.	Average balance of deposits in Won for nine months ended September 30, 2002, which includes certificate of deposits

2.4.9.    Breakdown of Securities Investment

The following table shows the average balances of our securities for the past two years and for the first nine months ended September 30, 2002 and ending balances as of indicated dates.

(Unit: in millions of Won)
		September 30, 2002		December 31, 2001		December 31, 2000
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	2,773,425	2,552,173	3,571,137	3,139,925	2,773,897	1,973,079
	Government and public bonds	4,080,198	4,635,422	4,454,446	4,602,576	4,095,760	4,595,840
	Debentures	13,380,635	12,684,949	11,410,904	14,879,912	8,431,478	9,151,880
	Stocks	2,166,005	2,116,500	1,309,134	2,154,449	1,004,648	1,142,113
	Others	7,964,979	7,485,258	3,115,803	7,348,220	1,724,364	1,588,295

Sub-total		30,365,242	29,474,302	23,861,424	32,125,082	18,030,147	18,451,207

Securities (Trust account)	Monetary stabilization bonds	1,501,710	865,980	3,228,021	2,725,071	3,654,209	3,365,883
	Government and public bonds	2,223,446	1,561,365	2,990,549	3,059,777	1,894,815	2,816,167
	Debentures	8,069,491	8,038,130	7,635,765	7,613,829	6,966,409	6,828,929
	Stocks	894,341	899,619	672,845	890,151	568,650	547,797
	Foreign securities	528,991	605,663	118,147	370,415	39,711	0
	Others	3,949,909	4,097,012	4,340,103	3,913,328	5,718,473	3,576,520

Subtotal		17,167,888	16,067,769	18,985,430	18,572,571	18,842,267	17,135,296

Foreign currency (Banking account)	Foreign securities	945,440	937,795	736,084	909,730	631,040	583,229
	Off-shore foreign securities	338,193	281,535	343,275	382,542	370,664	316,868

Subtotal		1,283,633	1,219,330	1,079,359	1,292,272	1,001,704	900,097

Total		48,816,763	46,761,401	43,926,213	51,989,925	37,874,118	36,486,600

2.4.10.    Trust Account (money trust)

(Unit: in millions of Won)
	September 30, 2002		December 31, 2001		December 31, 2000
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	1,453	42,396	25,551	- 17,147	581,332	- 77,157
Performance trust	37,534,653	178,844	25,758,938	353,890	21,821,152	308,287

Total	37,536,106	221,240	25,784,489	336,743	22,402,484	231,130

2.4.11. Credit Card

2.4.11.1. BC Card

(Unit: in millions of Won unless indicated otherwise)

	As of or for the nine months ended September 30		As of or for the year ended December 31
		2002	2001	2000
Number of card holders (Person)	Corporate	56,904	23,811	17,942
	Individual	4,862,346	4,017,950	3,053,224
Number of merchants		291,321	262,619	196,264
Profit	Sales[1]	20,579,267	22,272,700	12,538,100
	Fee revenue	767,770	819,399	440,653

2.4.11.2. Kookmin Card2
(Unit: in millions of Won unless indicated otherwise)

	As of or for the nine months ended September 30		As of or for the year ended December 31
		2002	2001	2000
Number of card holders (Person)	Corporate	334,708	105,600	137,657
	Individual	12,651,860	9,605,946	8,036,140
Number of merchants		1,532,601	1,675,176	1,230,838
Profit	Sales[1]	62,490,402	65,382,300	37,875,680

	Fee revenue[3]	85,601	142,700	115,355

2.5.     Property, Plants and Equipment

2.5.1.    Branch Network

As of September 30, 2002, we had 1,020 branches and 88 sub-branches in Korea, the largest number of branches among Korean commercial banks. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 40% of our branches and sub-branches are located in Seoul.

1.	Includes credit card receivables and cash advances.
2.	Sales include credit card receivables and cash advances. This is the result of Kookmin Credit Card, our KOSDAQ-registered, majority-owned subsidiary.
3.
Kookmin Bank recognizes fee revenues under a fee agreement with Kookmin Credit Card. These amounts are the revenues Kookmin Bank received from Kookmin Credit Card pursuant to the fee agreement. Kookmin Bank also recognizes non-operating revenue in connection with consolidation of Kookmin Credit Card under equity method.

We also have three subsidiaries in Luxemburg, Hong Kong and London and three branches in Tokyo, New York and Auckland. We do not own any material properties outside of Korea.

2.5.2.    Automated Banking Machines

We have established an extensive network of automated banking machines, which are located in branches and in Autobanks (unmanned outlets). These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of September 30, 2002, we had 5,220 ATMs, 3,439 cash dispensers and 915 passbook printers.

2.5.3.    Property

Our registered office and corporate headquarters are located at 9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea. In addition, we own a few other headquarters, IT centers and many properties for branch space around the Korea.

The book value of all the properties owned by us as of September 30, 2002 was W1,532,631 million. We do not own any material properties outside of Korea.

2.6.    Other Details Relevant to Investment Decision

2.6.1.    BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	September 30, 2002	December 31, 2001	December 31, 2000
Risk-adjusted capital (A)	14,134,513	11,750,856	6,297,886
Risk-weighted assets (B)	134,678,260	114,849,227	56,346,867

BIS ratios (A/B)	10.50	10.23	11.18

2.6.2.    Non-performing Loans1

(Units: in millions of Won, %)

September 30, 2002		December 31, 2001		December 31, 2000
Balance of NPL	NPL to total loans	Balance of NPL	NPL to total loans	Balance of NPL	NPL to total loans
2,504,223	1.95	2,954,464	2.62	2,656,100	4.84

1.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.6.3.    Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

		September 30, 2002	December 31, 2001	December 31, 2000
Loan loss allowance	Domestic	2,325,910	2,255,068	1,822,208
	Overseas	16,920	16,111	4,492

	Total	2,342,830	2,271,179	1,826,700

Write-offs for the nine months ended September 30, 2002		891,010	1,090,029	558,480

3.     Financial Information

See 9. Exhibits / 9.1. List of Financial Statements.

4.     Auditors’ Report

4.1.     Report of the Independent Auditor

See 9. Exhibits / 9.1. List of Financial Statements.

4.2.     Compensation to the Independent Auditor

4.2.1.    Audit Service

The aggregate remuneration paid by us to the independent auditor for the last three years of the year ended December 31, 2001, 2000 and 1999 was 1,090 million Won, 950 million Won and 580 million Won, respectively.

4.2.2.    Service Other than Audit

The following is a description for the last three years on services and the relevant fees and commissions we paid to the independent auditor for the respective service.

(Units: in millions of Won)

Year	Service description	Amount of payment
2002	— Project for improving the accounting process — Advisory service for the conversion process in US GAAP	690 1,450
2001	— Due diligence on the assets and liabilities in connection with the merger — Service on corporate tax adjustment	2,400 85
2000	— Service on corporate tax adjustment	30

1999	— Service on corporate tax adjustment	11

5.    Corporate Governance and Affiliated Companies

5.1.    Board of Directors

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

•	matters relating to business objectives and performance evaluation;

•	matters relating to amendments of the Articles of Incorporation;

•	matters relating to budget and accounting including salaries of directors and employees;

•	matters relating to major organizational changes such as dissolution, business transfer and merger;

•	matters relating to internal control standards; or

•	other matters determined by law and the board of directors regulations

We currently have five management committees that serve under the board:

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Audit Committee; and

•	the Compensation Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 7. Directors, Senior Management and Employees / 7.1. Executive Directors and 7.2. Non-Executive Directors.

5.2.    Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

5.3.    Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share.

If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice.

If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in and submit to the Bank one day before the date set for the general meeting of shareholders.

5.4.    Compensation to the Directors

For the nine months ended September 30, 2002, the aggregate of the remuneration paid and benefits-in-kind paid by us to 1) the Chairman, President & CEO and our other executive directors and 2) our non-executive directors was W2,652 million, W418 million, respectively.

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1. Introduction to the Bank / 1.3. Capital Structure / 1.3.4. Stock Option.

5.5.    Affiliated Companies

5.5.1.    List of Affiliates

As of September 30, 2002, we have following affiliates.

•	Kookmin Leasing Co., Ltd.

•	Jooeun Leasing Co., Ltd.

•	KB Investment Co., Ltd.

•	Kookmin Credit Card Co., Ltd.

•	KB Investment Trust Management Co., Ltd.

•	KB Real Estate Trust Co., Ltd.

•	Kookeun Credit Information Co., Ltd.

•	Kookmin Data System Corporation

•	Kookmin Futures Co., Ltd.

•	ING Life Korea Ltd.

•	Kookmin Bank Luxemburg. S.A.

•	Kookmin Bank International (London) Ltd.

•	Kookmin Finance Hong Kong Ltd.

5.5.2.    Operating Results of Affiliates

(Unit: in millions of Won)
		Accounting results of the latest fiscal year
Company name	Closing date	Total Assets	Total Liabilities	Total Equities	Sales	Net income
Kookmin Leasing	March 31, 2002	513,160	546,530	-33,370	99,276	-39,624
Jooeun Leasing[1]	March 31, 2002	226,204	199,754	26,450	42,523	924
KB Investment	December 31, 2001	92,941	9,009	83,932	14,890	9,953
Kookmin Credit Card	December 31, 2001	10,577,491	9,399,912	1,177,579	2,340,631	458,195
KB Investment Trust Management	March 31, 2002	60,074	14,945	45,129	34,161	19,243
KB Real Estate Trust	December 31, 2001	290,096	211,283	78,813	52,568	3,864
Kookeun Credit Information	December 31, 2001	13,263	3,595	9,668	26,252	2,022
Kookmin Data System Corporation	December 31, 2001	15,464	3,053	12,411	28,845	2,577
Kookmin Futures	March 31, 2002	46,826	23,396	23,430	14,622	3,519
ING Life Korea	March 31, 2002	1,135,081	1,083,209	51,872	712,355	37,241
Kookmin Bank Luxemburg[2]	September 30, 2002	474,925	446,934	27,991	12,987	2,036
Kookmin Bank International (London)[3]	September 30, 2002	344,302	297,831	46,471	8,467	-234
Kookmin Finance Hong Kong[4]	September 30, 2002	345,892	285,034	60,858	17,722	10,582

1.
On August 30, 2002, Kookmin Bank entered into an agreement with Sun Capital in connection with the disposition of 65.43% of its stake in Jooeun Leasing. On October 28, 2002, Kookmin Bank additionally disposed of 5.03% of the total issued and outstanding shares of Jooeun Leasing. Currently Kookmin Bank holds 14.97% of the company.

2.	As of or for the nine months ended September 30, 2002
3.	As of or for the nine months ended September 30, 2002
4.	As of or for the nine months ended September 30, 2002

6.    Equity Securities

6.1.    Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at September 30, 2002 by each person known by us to own beneficially more than 5% of our outstanding shares.

Name	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock
The Government of Korea	30,623,761	9.64%
The Bank of New York[1]	42,941,310	13.52%

Total	73,565,071	23.16%

6.2.    Market Price Information

6.2.1.    Common Stock Traded in Korea Stock Exchange

(Unit: in Won, thousands of shares)
		April	May	June	July	October	September
Registered	High	63,500	66,400	63,800	62,100	56,500	57,200
Common Shares	Low	54,300	60,000	57,100	53,300	50,700	44,750

Trading Volume		42,560	30,603	26,999	26,808	18,972	30,320

6.2.2.    American Depositary Shares Traded in New York Stock Exchange

(Unit: in US$, thousands of shares)
		April	May	June	July	October	September
American	High	49.30	53.96	51.99	51.76	47.62	46.08
Depositary Shares	Low	41.35	46.50	47.70	44.10	42.10	35.43

Trading Volume		7,133	4,763	8,389	8,197	5,095	6,829

1.	As depositary bank of American Depositary Shares of Kookmin Bank

7.    Directors, Senior Management and Employees

As of September 30, 2002, our board of directors, which consists of 3 executive directors and 8 non-executive directors, has the ultimate responsibility for the management of our affairs.

7.1.    Executive Directors

Our 3 executive directors consist of the chairman, president & CEO, and one auditor & executive director.

The names and positions of our directors are set forth below.

Name	Date of Birth	Position
Sanghoon Kim	03/13/1942	Chairman
Jungtae Kim	08/15/1947	President & CEO
Choulju Lee	11/22/1939	Auditor & Executive Director

7.2.    Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of September 30, 2002, 8 non-executive directors are in office.

Our current non-executive directors are as follows.

Name	Date of Birth	Position
Moonsoul Chung	03/07/1938	Non-Executive Director
Timothy Hartman	03/01/1939	Non-Executive Director
Sunjin Kim	06/08/1942	Non-Executive Director
Dongsoo Chung	09/24/1945	Non-Executive Director
Keunshik Oh	09/12/1946	Non-Executive Director
Kyunghee Yoon	01/05/1947	Non-Executive Director
Henry Cornell	04/11/1956	Non-Executive Director
Jihong Kim	06/08/1956	Non-Executive Director

7.3.    Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following executive officers:

Name	Date of Birth	Position
Jongkyoo Yoon	10/13/1955	Executive Vice President
Donald MacKenzie	12/20/1948	Executive Vice President
Bonghwan Cho	03/30/1950	Executive Vice President
Sungchul Kim	09/10/1951	Executive Vice President
Jaein Suh	08/11/1947	Executive Vice President
Buhmsoo Choi	08/08/1956	Executive Vice President
Bockwoan Kim	11/17/1944	Executive Vice President
Youngil Kim	07/06/1953	Executive Vice President
Kitaek Hong	01/16/1948	Executive Vice President
Sunghyun Chung	08/10/1947	Executive Vice President
Kisup Shin	10/29/1955	Executive Vice President
Seongkyu Lee	10/25/1959	Executive Vice President
Jongin Park	03/10/1954	Executive Vice President
Byungsang Kim	02/19/1947	Executive Vice President
Woojung Lee	07/11/1949	Executive Vice President

7.4.    Employees

(As of September 30, 2002, Unit: in millions of Won)
	Number of Employees			Average Tenure (year)	Total Payment for the 9 Months	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	13,671	1,183	14,854	14.28	594,612	4.4
Female	5,164	6,884	12,048	11.48	254,834	2.4

Total	18,835	8,067	26,902	13.51	849,445	3.5

7.5.    Labor Union

Under Korea Financial Industry Union, we currently have two union chapters following the merger and negotiations are with representatives of both union chapters. There are 8,724 members in Kookmin Bank chapter and 6,989 members in H&CB chapter.

8.    Related Party Transaction

We regularly engage in transactions with affiliated companies, which we own directly or indirectly. Generally, these transactions include the extension of loans, the purchase of debt securities and other ordinary course activities relating to our banking business. For breakdown of the transaction, see Note 29 of Kookmin Bank Review Report in 9. Exhibits.

9.    Exhibits

9.1.    List of Financial Statements

Page
Kookmin Bank Review Report 2002 for the Nine-Month Periods Ended September 30, 2002 and 2001

• Review Report of Independent Accountants	F-1

• Kookmin Bank Non-Consolidated Balance Sheets September 30, 2001 and 2001	F-4

• Kookmin Bank Non-Consolidated Statements of Income for the Nine-Month Period Ended September 30, 2002 and 2001	F-5

• Notes to Non-Consolidated Financial Statements for the Nine-Month Periods Ended September 30, 2002 and 2001	F-7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: November 25, 2002	By: /s/ Jong-Kyoo Yoon
(Signature)

	Name:	Jong-Kyoo Yoon
	Title:	Executive Vice President & Chief Financial Officer

Review Report of Independent Accountants

To the Board of Directors and Shareholders of Kookmin Bank

We have reviewed the accompanying non-consolidated balance sheets of Kookmin Bank (“the Bank”), as of September 30, 2002 and 2001, and the related non-consolidated income statements for the nine-month periods then ended, expressed in Korean Won. These non-consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.

We conducted our reviews in accordance with semi-annual review standards established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting standards for preparation of quarterly and semiannual financial statements in the Republic of Korea.

As discussed in Note 33 to the non-consolidated financial statements, the Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. According to the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million. The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001 , and the new shares of the Bank were listed on New York Stock Exchange as American Depositary Shares (“ADS”) on November 1, 2001

Continued;

As discussed in Note 2 to the non-consolidated financial statements, allowances for consumer loans and credit cards are determined by applying the following rates, which were changed since May 10, 2002 in preparation for increasing risk of loan losses due to the increase of consumer loans and credit cards.

Credit risk Classification	Allowance rates Before May 10, 2002	Allowance rates since May 10, 2002
		Consumer	Credit cards
Normal	0.5%	0.75%	1.0%
Precautionary	2.0%	5.0%	7.0%
Sub-standard	20.0%	20.0%	20.0%
Doubtful	50.0%	55.0%	60.0%
Estimated Loss	100.0%	100.0%	100.0%

As of September 30, 2002, the additional allowances of (Won)226,909 million for consumer loans and (Won)66,778 million for credit cards loans are provided by applying different allowance rates, resulting in the decrease of (Won)293,687 million of net income before income tax expenses.

As discussed in Note 17 to the non-consolidated financial statements, in accordance with the signed memorandum of understanding with Sun Capital Inc.(“the Company”) on June 15, 2002 and the resolution of the Bank’s board meeting on July 26, 2002, the Bank is to sell 12,988,771 shares (equivalent to 65.43% ownership) of its 16,960,000 shares (equivalent to 85.43% ownership) of Jooeun Leasing Co., Ltd. and (Won)172,024 million of loans (outstanding principal balance as of March 31, 2002) to the Company. The Bank expects to receive (Won)145,000 million from the sale of investments and loans.

As discussed in Note 5 to the non-consolidated financial statements, Kookmin Venture Capital Co., Ltd., Frontier Investment Co., Ltd., and Kookmin Investment Co., Ltd. were subsidiaries of the Bank. Kookmin Venture Capital Co., Ltd. merged with Frontier Investment Co., Ltd. and Kookmin Investment Co., Ltd. on December 31, 2001 and June 27, 2002, respectively, to avoid duplicate investments. As of September 30, 2002, the Bank owns 99.89% of total issued shares of Kookmin Venture Capital Co., Ltd. and the investment amounts to (Won)107,877 million.

We draw attention to Note 17 of the non-consolidated financial statements which states that the operations of the Bank may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms. Certain financially troubled borrowers of the Bank including Korea Data System Co., Ltd are experiencing a cash crisis or are in the debt restructuring process under workout plans and other similar programs. As of September 30, 2002, in relation to such borrowers, total loans outstanding including guarantees and acceptances amounted to (Won)904,554 million, and the related allowances and discounted present value are (Won)331,308 million and (Won)19,062 million, respectively. The ultimate effect of these significant uncertainties on the financial position of the Bank as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

Continued;

The accompanying non-consolidated financial statements are not intended to present the financial position or results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying non-consolidated financial statements are not intended for use by those who are not informed about Korean accounting principles or reviewing standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea
October 18, 2002

KOOKMIN BANK
NON-CONSOLIDATED BALANCE SHEETS
September 30, 2002 and 2001
(Unaudited-See Accountants’ Review Report)

	In Millions of Korean Won
	2002		2001
ASSETS
Cash and due from banks (Note 3)	(Won)	6,241,327	(Won)	4,264,196
Trading securities (Note 4)		5,794,366		2,651,849
Investment securities (Note 5)		24,899,266		21,857,862
Loans (Notes 6 and 7)		121,350,946		54,885,280
Fixed assets (Note 8)		3,036,347		1,280,713
Other assets (Note 9)		6,166,926		4,353,717

Total Assets	(Won)	167,489,178	(Won)	89,293,617

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)	(Won)	123,178,790	(Won)	62,355,178
Borrowings (Note 11)		10,254,380		9,980,267
Debentures (Note 12)		13,514,926		5,612,062
Other liabilities (Note 13)		10,249,445		6,245,609

Total Liabilities		157,197,541		84,193,116

Commitments and contingencies (Notes 15 and 17)
Common stock, par value : (Won)5,000, authorized : 1,000 million shares, issued and outstanding : 317,677,416 shares (Notes 1 and 18)		1,588,387		1,677,932
Capital surplus (Note 19)		5,683,828		1,616,052
Retained earnings (Note 20)		2,951,013		1,639,081
Capital adjustments (Note 21)		68,409		167,436
Total Shareholders’ Equity		10,291,637		5,100,501

Total Liabilities and Shareholders’ Equity	(Won)	167,489,178	(Won)	89,293,617

The accompanying notes are an integral part of these non-consolidated interim financial statements.

KOOKMIN BANK
NON-CONSOLIDATED STATEMENTS OF INCOME
For the nine-month periods ended September 30, 2002 and 2001
(Unaudited-See Accountants’ Review Report)

	In Millions of Korean Won
	2002		2001
Interest income :
Interest on due from banks	(Won)	39,314	(Won)	68,459
Interest on trading securities		73,560		138,189
Interest on investment securities		1,076,831		1,057,927
Interest on loans		6,817,728		3,652,105
Other interest income		80,222		93,420

		8,087,655		5,010,100

Interest expenses :
Interest on deposits		3,581,922		2,465,341
Interest on borrowings		306,297		373,557
Interest on debentures		578,277		382,315
Other interest expenses		49,507		40,459

		4,516,003		3,261,672

Net interest income		3,571,652		1,748,428
Bad debt expense (Note 7)		946,200		509,324

Net interest income after bad debt expenses		2,625,452		1,239,104

Non-interest income :
Fees and commission income		1,013,260		291,201
Dividends on trading securities		1,123		323
Dividends on investment securities		18,832		7,650
Gain on foreign currency transactions		142,416		196,154
Gain on derivatives (Note 16)		1,856,401		1,869,446
Others (Note 23)		482,668		367,666

		3,514,700		2,732,440

The accompanying notes are an integral part of these non-consolidated interim financial statements.

KOOKMIN BANK
NON-CONSOLIDATED STATEMENTS OF INCOME
For the nine-month periods ended September 30, 2002 and 2001
(Unaudited-See Accountants’ Review Report)

	In Millions of Korean Won
	2002		2001
Non-interest expenses :
Fees and commission expenses	(Won)	254,248	(Won)	60,364
General and administrative expenses (Note 24)		1,773,528		845,776
Loss on foreign currency transactions		182,178		73,918
Loss on derivatives (Note 16)		1,693,205		1,912,309
Others (Note 23)		242,562		189,137

		4,145,721		3,081,504

Operating income		1,994,431		890,040
Non-operating income, net (Note 25)		191,733		358,263

Net income before income tax expense		2,186,164		1,248,303
Income tax expense (Note 26)		673,296		385,241

Net income	(Won)	1,512,868	(Won)	863,062

Basic earnings per share (Note 27) (in Korean Won)	(Won)	4,767	(Won)	4,524

Diluted earnings per share (Note 27) (in Korean Won)	(Won)	4,624	(Won)	3,847

The accompanying notes are an integral part of these non-consolidated interim financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

1.    The Bank:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltds. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank (“the P&A”) as of June 29, 1998. The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001 (See Note 33).

The Bank had its shares listed on the Korean Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. The Bank’s paid-in capital amounts to (Won)1,588,387 million as of September 30, 2002 (See Note 18). Also, as of September 30, 2002, 47,796,480 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADS”).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,248 domestic branches and offices (including ATMs) and 3 overseas branches as of September 30, 2002.

2.    Summary of Significant Accounting Policies:

The significant accounting policies followed by the Bank in the preparation of its financial statements are summarized below.

Basis of Non-consolidated Interim Financial Statement Presentation–

The Bank’s non-consolidated interim financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea, the accounting standards for preparation of quarterly and semiannual financial statements in the Republic of Korea and the accounting standards generally accepted for banking institutions, as modified by the accounting and reporting guidelines prescribed by the banking regulatory authorities.

The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position or results of operations, is not presented in the accompanying financial statements.

The preparation of financial statements in conformity with financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates.

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds are accounted for and reported separately from the Bank’s own commercial banking business.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Recognition of Interest Income–

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Accordingly, under the cash basis, unaccrued interest income amounted to (Won)553,828 million and (Won)487,559 million as of September 30, 2002 and 2001, respectively.

Translation of foreign currency–

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by Seoul Money Brokerage Services, Ltd. at the balance sheet date. The resulting exchange gains or losses are reflected in other operating income or expenses.

The exchange rates used to translate foreign currency denominated assets and liabilities at September 30, 2002 and 2001 are (Won)1,225.5 : US$1 and (Won)1,309.1 : US$1, respectively.

Allowances for Loan Losses–

The Bank applies its internal credit rating system, Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine allowances for loan losses. The corporate borrowers are classified into 12 credit risk categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D) since May 10, 2002, which were classified into 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D). Credit risk classification under FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.

Credit Risk Classification	Credit Ratings before May 10, 2002	Credit Ratings after May 10, 2002	Allowance rates
Normal	AAA ~ B	AAA ~ B	0.5%
Precautionary	CCC	B-, CCC	2%
Sub-standard	CC	CC	20%
Doubtful	C	C	50%
Estimated loss	D	D	100%

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit cards. Alternatively, the bank classifies such loans by considering current financial status including delinquent number of days, bankruptcies and collateral value. The allowances for small-sized corporate loans, consumer loans, and credit cards are determined by applying the following rates, which were changed since May 10, 2002.

	Allowance rates before May 10, 2002	Allowance rates since May 10, 2002
Credit Risk Classification		Small-sized corporate	Consumer	Credit cards
Normal	0.5%	0.5%	0.75%	1.0%
Precautionary	2.0%	2.0%	5.0%	7.0%
Sub-standard	20.0%	20.0%	20.0%	20.0%
Doubtful	50.0%	50.0%	55.0%	60.0%
Estimated loss	100.0%	100.0%	100.0%	100.0%

As of September 30, 2002, the additional allowances of (Won) 226,909 million for consumer loans and (Won) 66,778 million for credit cards loans are provided by applying different allowance rates, resulting in the decrease of (Won) 293,687 million of net income before income tax expenses.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Present Value Discounts–

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Bank applies the interest rate as of the inception of the loans except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate as of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as bad debt expense of the current period. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

Additionally, the Bank recorded (Won)22,121 million and (Won)29,682 million of present value discounts as of September 30, 2002 and 2001, respectively, on long-term deposits placed with Hansol Mutual Savings & Finance Co., Ltd. (Previously, Bukook Mutual Savings & Finance Co., Ltd.) (See Note 3). Also, the receivables from disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Securities–

Marketable securities held for short-term capital gain purposes, which exclude stocks issued by associates and debt securities held to maturity, are classified as trading securities. Securities that are not classified as trading securities are classified as investment securities.

Securities are initially recorded at cost with incidental expenses added to compute the acquisition cost in applying the moving average or specific identification method. The subsequent valuation methods used for the securities are summarized as follows:

	Valuation Method	Recognition of Unrealized Gains and Losses
Trading securities	Fair value	Net income
Investment securities
Available-for-sale securities and marketable equity securities	Fair value	Capital adjustments
Held-to-maturity securities and non-marketable equity securities	Cost	N/A
Investment in associates	Equity	Net income, retained earnings, or capital adjustments per source of the gain or loss

If the fair value of the investment securities are significantly below the book value and the impairment is determined to be other than temporary, the Bank adjusts the investment securities to their fair value and recognizes the related impairment losses as part of the current period non-operating expenses.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Fixed Assets and Related Depreciation–

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible assets	Amortization Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4 years
Equipment and vehicles	Declining balance method	4 years

Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses as incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. Valuation allowance is recorded where the latest bidding price at public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

Intangible assets are amortized based on the following estimated average useful lives using the straight-line method and are presented in the financial statements net of accumulated depreciation.

Intangible Asset	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Other	Straight-line method	7-30 years

Stock Issuance Costs and Debenture Issuance Costs–

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity of the debentures using the effective interest method.

Accrued Retirement Benefits–

Employees and directors with more than one year of service as of September 30, 2002 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records pension fund deposits which grant the payment rights to its employees and contributions to the national pension fund as contra accounts of accrued retirement benefits.

Guarantees and Acceptances–

By applying credit risk classification used for loans to the guarantees and acceptances, the Bank records an allowance for losses on outstanding guarantees and acceptances according to their classification as sub-standard, doubtful, or estimated loss (allowance rates are at minimum 20%, 50%, and 100%, respectively).

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

2.    Summary of Significant Accounting Policies, Continued;

Deferred Income Taxes–

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The cumulative effects of accounting changes adjust the beginning balance of retained earnings and thus result in temporary differences.

Derivatives Instruments–

The Bank records the rights and obligations arising from derivative contracts on the balance sheet as assets and liabilities based on the fair values of such rights and obligations. Resulting unrealized gains or losses are included in net income.

Stock Options–

The Bank calculates the fair value of stock options at the grant date and allocates the resulting total cost over the contractual service period. The costs allocated to the current period are charged to operating expenses and capital adjustments.

National Housing Fund–

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

Gains and Losses on Trust Management–

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, equivalent of total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses are incurred in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. The Bank recorded (Won)119 million of loss on trust management for the nine-month period ended September 30, 2001.

Translation of Foreign Currency Financial Statements of Foreign Entities–

Accounting records of the overseas branches are maintained in a foreign currency prevailing in their respective countries. For presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of September 30, 2002 and 2001.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

3.    Cash and Due from Banks:

Cash and due from banks at September 30, 2002 and 2001 are summarized as follows (in millions of Won):

		2002		2001
Cash on hand
Cash in Won		(Won)	2,982,866	(Won)	1,323,354
Cash in foreign currencies			186,790		98,853

			3,169,656		1,422,207

Due from banks in Won
The Bank of Korea	Reserve deposits		1,924,221		1,867,405
Banks	Time deposits		21,192		—
	Payment reserves		458		340
	Certificates of deposits		29,599		246,712
	Current accounts and others		—		1,513
Other financial institutions	Cash management accounts		8,423		102,726
	Deposits at insurance companies		678,500		314,000
	Deposits at Finance Savings & Finance Co.		140,000		140,000
Others	Futures margin accounts		1,473		41,281
	Specified Money Trusts		7,764		36,970
	Others		458		446

			2,812,088		2,751,393
	Present value discounts1*		(22,121)		(29,682)

			2,789,967		2,721,711

Due from banks in foreign currencies
The Bank of Korea	Demand deposits		39,136		24,882
Domestic banks	Demand deposits		23,707		10,329
Foreign banks	Demand deposits		170,748		70,430
Others	Other deposits		48,113		14,637

			281,704		120,278

		(Won)	6,241,327	(Won)	4,264,196

1*
Present value discounts are recorded in relation to the (Won)140,000 million of time deposits (1% interest, six-year maturity at the point of deposit) placed with Hansol Mutual Savings & Finance Co., Ltd. (Previously, Bukook Mutual Savings & Finance Co., Ltd.).

Included in cash and due from banks as of September 30, 2002 and 2001 are the following restricted deposits (in millions of Won):

	2002		2001		Restrictions
Reserve deposits in the Bank of Korea and KEB	(Won)	1,987,522	(Won)	1,902,956	General Banking Act
Deposits placed with Hansol Mutual Savings & Finance Co.		140,000		140,000	Withdrawal at maturity
Deposits for severance payments		678,500		314,000	Related to borrowings
Other deposits		10,043		71,709	Guarantee deposit

	(Won)	2,816,065	(Won)	2,428,665

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

3.    Cash and Due from Banks, Continued;

The maturities of the due from banks as of September 30, 2002 are summarized as follows (in millions of Won):

	Due from Banks in Won		Due from Banks in foreign currencies		Total
Due in 3 months or less	(Won)	2,580,896	(Won)	281,704	(Won)	2,862,600
Due after 3 months through 6 months		20,000		—		20,000
Due after 6 months through 1 year		—		—		—
Due after 1 year through 2 years		70,000		—		70,000
Due after 2 years through 3 years		50,000		—		50,000
Due after 3 years through 4 years		90,000		—		90,000
Due after 4 years through 5 years		—		—		—
Thereafter		1,192		—		1,192

	(Won)	2,812,088	(Won)	281,704	(Won)	3,093,792

4.    Trading Securities:

Trading securities as of September 30, 2002 and 2001 comprise the following (in millions of Won):

			Beginning Balance1*		Amortized Amount2*		Balance Sheet Amount
Type	Par Value						2002		2001
Listed equity securities			(Won)	61,920	(Won)	61,920	(Won)	55,011	(Won)	16,500

Government and municipal bonds
–Treasury bonds	(Won)	255,000		260,612		260,247		262,608		607,297
–Public housing bonds		—		—		—		—		116,012
–Foreign exchange stabilization bonds		60,000		65,137		64,101		65,225		169,018

				325,749		324,348		327,833		892,327

Finance debentures
–Monetary stabilization bond		900,000		901,814		901,361		905,538		599,672
–Other finance debentures		90,000		90,651		90,501		91,061		170,259

				992,465		991,862		996,599		769,931

Corporate bonds
–Government guaranteed bonds		150,000		154,173		153,122		154,236		727,753
–Other corporate bonds		189,633		190,514		190,524		190,983		170,585

				344,687		343,646		345,219		898,338

Beneficiary certificates				3,924,518		3,924,518		4,069,704		11,926

Trading securities in foreign currencies
–Corporate bonds				546		546		—		62,827

			(Won)	5,649,885		5,646,840	(Won)	5,794,366	(Won)	2,651,849

1*	Book value at December 31, 2001 or acquisition costs for the nine-month period ended September 30, 2002
2*	Amount amortized using effective interest rate method

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

4.    Trading Securities, Continued;

Trading debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association. Trading debt securities in foreign currencies are recorded at fair value using the market yield of bonds provided by bond dealers.

Trading securities risk concentrations as of September 30, 2002 are as follows (in millions of Won):

	Securities in Won
	Amount		Ratio (%)
By Geography
–Korea	(Won)	5,794,366	100.00

	(Won)	5,794,366	100.00

By Type
–Fixed rate bond	(Won)	1,639,898	28.30
–Floating rate bond		29,752	0.51
–Equity securities		55,012	0.95
–Beneficiary certificates		4,069,704	70.24

	(Won)	5,794,366	100.00

By Issuer
–Governmental institutions	(Won)	327,833	5.66
–Government invested institutions		156,577	2.70
–Financial institutions		5,101,130	88.04
–Other		208,826	3.60

	(Won)	5,794,366	100.00

The maturities of the trading securities except equity securities as of September 30, 2002 are summarized as follows (in millions of Won):

	Government and Municipal Bonds		Finance Debentures		Corporate Bonds		Beneficiary Certificates		Total
Due in 3 months or less	(Won)	—	(Won)	20,029	(Won)	—	(Won)	4,069,704	(Won)	4,089,733
Due after 3 months through 9 months		—		10,088		—		—		10,088
Due after 9 months through 1 year		—		19,015		20,753		—		39,768
Due after 1 year through 2 years		30,496		876,185		160,523		—		1,067,204
Due after 2 years through 3 years		193,855		71,282		40,597		—		305,734
Due after 3 years through 4 years		83,207		—		112,897		—		196,104
Due after 4 years through 5 years		20,275		—		10,449		—		30,724
Thereafter		—		—		—		—		—

	(Won)	327,833	(Won)	996,599	(Won)	345,219	(Won)	4,069,704	(Won)	5,739,355

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited-See Accountants’ Review Report)

5.    Investment Securities:

Investment securities at September 30, 2002 and 2001 are as follows (in millions of Won):

Type	2002		2001
Equity securities
–Marketable equity securities	(Won)	277,332	(Won)	170,656
–Non-marketable equity securities		350,251		263,395
–Domestic related parties		1,433,906		1,044,698

		2,061,489		1,478,749

Investment in special funds
–Stock market stabilization fund		19,852		15,282
–Investment union fund		22,509		14,508

		42,361		29,790

Government and municipal bonds
–Treasury bonds		2,871,688		2,036,456
–Public housing bonds		292,246		398,435
–Grain supply bonds		51,687		84,138
–Foreign exchange stabilization bonds		964,291		692,048
–Municipal bonds		43,841		174,912

		4,223,753		3,385,989

Finance debentures
–Monetary stabilization bond		1,646,635		2,863,194
–Other finance debentures		620,669		1,147,068

		2,267,304		4,010,262

Corporate bonds
–Government guaranteed bonds		7,448,679		5,898,219
–Other corporate bonds		3,990,820		3,778,261

		11,439,499		9,676,480

Beneficiary certificates		3,371,351		2,261,700

Securities lent		272,337		—

Other investment securities1*		1,842		138

Securities denominated in foreign currencies
–Overseas related parties		125,638		73,345
–Equity securities		30,263		27,264
–Debt securities		1,063,429		914,145

		1,219,330		1,014,754

	(Won)	24,899,266	(Won)	21,857,862

1*	Other investment securities include commercial paper and national stock trust.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

5.    Investment Securities, Continued;

At September 30, 2002, the amortized amount and balance sheet amount of the Bank’s investment debt securities are as follows (in millions of Won):

	Par Value		Beginning Balance1*		Amortized Amount		Balance sheet Amount
Available for sale
–Government and municipal bonds	(Won)	1,888,966	(Won)	1,931,965	(Won)	1,903,058	(Won)	1,937,093
–Finance debentures		1,598,398		1,557,695		1,561,356		1,579,783
–Corporate bonds		3,975,234		3,855,626		3,807,425		3,830,535
–Securities denominated in foreign currencies		1,131,495		972,504		1,007,892		987,815

		8,594,093		8,317,790		8,279,731		8,335,226

Held to maturity
–Government and municipal bonds		2,277,623		2,293,372		2,286,660		2,286,660
–Finance debentures		714,700		687,462		687,522		687,521
–Corporate bonds		7,574,918		7,676,733		7,608,964		7,608,964
–Securities denominated in foreign currencies		94,263		75,416		75,614		75,614

		10,661,504		10,732,983		10,658,760		10,658,759

	(Won)	19,255,597	(Won)	19,050,773	(Won)	18,938,491	(Won)	18,993,985

1*	Book value at December 31, 2001 or acquisition costs for the nine-month period ended September 30, 2002.

Available-for-sale debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association. Available-for-sale debt securities in foreign currencies are recorded at fair value using the market yield of bonds provided by bond dealers.

Government and municipal bonds sold under repurchase agreements of (Won)2,504,865 million and (Won)3,640,439 million as of September 30, 2002 and 2001, respectively, are included in the investment securities (See Note 11).

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

5.    Investment Securities, Continued;

Equity securities in related parties as of September 30, 2002 and 2001 are as follows (in millions of Won):

	Ownership (%)	Acquisition Cost		2002 Beginning Balance8*		Unrealized Gains (Losses)9*						Balance Sheet Amount10*
Issuer						NI		R/E		C/A		2002		2001
Domestic related parties
Kookmin Credit Card Co., Ltd.	74.27	(Won)	272,274	(Won)	873,991	(Won)	219,558	(Won)	585	(Won)	506	(Won)	1,094,640	(Won)	860,245
Kookmin Venture Capital Co.,Ltd.1*	99.89		155,311		179,694		(82,211)		10,155		239		107,877		116,177
Kookmin Leasing Co., Ltd.	88.66		266,646		—		—		—		—		—		—
Kookmin Investment Trust Mgt.2*	—		—		—		—		—		—		—		32,851
Kookmin Data System Co., Ltd.	99.98		7,998		12,408		1,677		—		—		14,085		12,207
Kookmin Futures Co., Ltd.	99.98		19,996		22,515		2,229		(49)		46		24,741		22,561
KLB Securities Co., Ltd.3*	36.41		10,316		—		—		—		—		—		657
Jooeun Leasing Co., Ltd.	20.00		5,184		5,238		(38)		—		(93)		5,107		—
KB Investment Trust Mgt Co.,Ltd.4*	80.00		39,015		32,685		10,229		—		—		42,914		—
Jooeun Industrial Co., Ltd.5*	99.99		23,994		8,465		(8,465)		—		—		—		—
KB Real Estate Trust Co., Ltd.6*	99.99		76,103		78,538		7,959		—		—		86,497		—
KB Credit Information Co.Ltd.7*	62.57		7,935		8,082		(223)		—		—		7,859		—
ING Life Korea Co., Ltd.	20.00		21,768		24,892		(8,273)		—		—		16,619		—
Korea Mortgage Co.,Ltd.	28.22		30,000		32,487		1,080		—		—		33,567		—

			936,540		1,278,995		143,522		10,691		698		1,433,906		1,044,698

Overseas related parties
KB International Ltd. (London)	100.00		40,276		46,705		(234)		—		—		46,471		47,758
KB Luxembourg S.A.	100.00		21,907		—		—		—		—		—		3,806
Kookmin Singapore Ltd.3*	100.00		26,585		2,128		—		—		—		2,128		2,273
KookminFinance Asia Ltd.(H.K)	100.00		26,522		15,900		281		—		—		16,181		19,508
Kookmin Finance H.K Ltd.	100.00		55,924		50,331		10,527		—		—		60,858		—

			171,214		115,064		10,574		—		—		125,638		73,345

		(Won)	1,107,754	(Won)	1,394,059	(Won)	154,096	(Won)	10,691	(Won)	698	(Won)	1,559,544	(Won)	1,118,043

1*	Kookmin Venture Capital Co., Ltd merged with Frontier Investment Corp. and Kookmin Investment Co., Ltd, effective as of December 31, 2001 and June 27, 2002, respectively.
2*	The Bank sold Kookmin Investment Trust Mgt. Co., Ltd. effective as of May 9, 2002
3*	KLB Securities Co., Ltd. and Kookmin Singapore (merchant bank), Ltd. are in the process of liquidation.
4*	The company changed its name from Jooeun Investment management Co. Ltd. to KB Investment Trust Management Co. Ltd., effective as of June 10, 2002.
5*	Dissolution of Jooeun Industrial Co., Ltd was resolved in the general meeting of stockholders of the Company on March 19, 2002.
6*	The company changed its name from Jooeun Real Estate trust Co. Ltd. to KB Real Estate trust Co. Ltd., effective as of September 16, 2002.
7*	KB Credit Information Co., Ltd merged with KM Credit Information Co., Ltd. (“KM”), effective as of May 2, 2002 and changed its name to Kookmin Credit Information Co., Ltd.
8*	The beginning balance is adjusted by dividends and changes in foreign exchange rate from the prior year’s book value.
9*	NI : Net Income, R/E : Retained Earnings, C/A : Capital Adjustments
10*	The balance sheet amount is recorded using the monthly closing information of related parties as of September 30, 2002 if possible, otherwise the most recent financial information is used.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

5.    Investment Securities, Continued;

Equity securities, excluding equity securities in related parties, as of September 30, 2002 are as follows (in millions of Won):

Issuer	Ownership (%)	Acquisition Cost		Fair Value or Net Asset Value1*		Balance Sheet Amount
Marketable equity securities (KSE)
–Hyundai Construction Co., Ltd.	6.17	(Won)	140,124	(Won)	65,463	(Won)	65,463
–KP Chemical Co.,Ltd	7.89		36,642		30,561		30,561
–SK Securities Co., Ltd.	5.58		26,878		23,385		23,385
–Kia Motors Corp.	0.65		26,281		18,922		18,922
–INI Steel Co., Ltd.	2.04		9,564		14,968		14,968
–Daewoo Securities Co., Ltd.	1.60		53,627		15,382		15,382
–Hankang Restructuring Fund.	6.26		29,449		16,276		16,276
–Ssangyong Motor Company	2.21		27,656		9,421		9,421
–Shinwon Corp.	6.77		12,159		9,190		9,190
–Saehan Industries Inc.	16.95		7,572		6,920		6,920
–Samsung Electronics Co., Ltd.	0.02		5,205		8,955		8,955
–Korea Zinc Co., Ltd.	1.91		9,008		4,972		4,972
–KT	0.05		8,497		8,623		8,623
–Korea Electric Power Corporation	0.05		6,120		6,180		6,180
–Daewoo Engineering & Construction Co., Ltd.	1.35		5,077		5,405		5,405
–Daewoo Shipbuilding & Marine Engineering Co., Ltd.	0.29		2,500		3,956		3,956
–Others			23,245		20,015		20,015

			429,604		268,594		268,594

Marketable equity securities (KOSDAQ)
–C&H capital Co., Ltd.	9.75		8,136		2,865		2,865
–Seohan Co., Ltd.	13.39		1,201		1,002		1,002
–KED media Co., Ltd.	2.80		500		942		942
–Han Kook Capital Co., Ltd.	1.71		1,203		795		795
–Tae Young Telstar Co., Ltd.	3.33		1,000		675		675
–Shinwon Construction Co., Ltd.	1.79		1,622		603		603
–Miju Steel Co., Ltd	4.30		1,348		426		426
–KTF	0.01		436		387		387
–Systems Technology Inc.	3.03		250		322		322
–Others			7,000		721		721

			22,696		8,738		8,738

Non-marketable equity securities
–Mutual Fund2*	11.87		96,138		96,138		96,138
–Korea Housing Guarantee Co., Ltd.	11.79		68,648		76,543		68,648
–Daewoo Electronics Co.,Ltd.	5.71		23,800		2,357		2,357
–Daewoo Telecom Ltd.	0.68		417		25		25
–Kohap. Corp	2.68		861		23		23
–Chonggu Co.,Ltd.	5.08		904		—		—
–Kt Icom Co., Ltd.	2.08		37,465		37,748		37,465
–Dongbu Electronics Co., Ltd.	6.61		30,000		25,200		30,000
–Hyundai Petrochemical Co., Ltd.	9.31		20,173		72,064		20,173
–The Korea Securities Finance Corp.	2.40		8,160		10,371		8,160

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

5.    Investment Securities, Continued;

Issuer	Ownership (%)	Acquisition Cost		Fair Value or Net Asset Value1*		Balance Sheet Amount
–Korea Asset Management Corporation	5.38		7,827		5,589		7,827
–Samsung Life Insurance Co., Ltd.	0.11		7,479		5,914		7,479
–Korea Highway Corp.	0.12		6,248		15,528		6,248
–BC Card Co., Ltd.	4.95		5,738		7,788		5,738
–Mirae Asset Securities Co., Ltd.	4.43		5,000		8,212		5,000
–Hanwha Investment Trust Management Co., Ltd.	11.00		3,487		4,184		3,487
–Korea Vilene Co.,Ltd.	10.00		3,000		3,455		3,000
–Hyundai Home Shopping Network Corporation	5.96		2,680		2,123		2,680
–National Information & Credit Evaluation INC.	7.85		2,668		4,004		2,668
–Korea Aerospace Industires, Ltd.	0.46		2,179		1,349		2,179
–Korea Digital Satelite Broadcasting Co., Ltd.	0.65		2,174		2,029		2,174
–Kyobo Investment Trust Management Co., Ltd.	7.00		2,100		3,390		2,100
–C&S Microwave Co., Ltd.	6.88		2,000		785		2,000
–NICE e-Banking Services	4.65		2,000		512		2,000
–Others			32,682		27,947		32,682

			373,828		413,278		350,251

Foreign equity securities
–Asia Credit Services (PTE) Ltd.	6.67		12,255		9,809		9,809
–Asia Finance and Investment Corp.	2.17		3,064		1,877		3,064
–Nanjing Kumho Tire Co., Ltd.	6.00		2,607		1,897		2,607
–Investment Development Leasing Com	10.00		1,573		2,139		2,139
–Pan Asia Paper (Thailand) Co., Ltd.	2.94		3,308		1,843		1,843
–Tianjin Samsung Opto-Electronics.	10.00		1,197		1,343		1,197
–Others			10,668		12,532		9,604

			34,672		31,440		30,263

		(Won)	860,800	(Won)	722,050	(Won)	657,846

1*	Net asset value is calculated using the monthly closing information of investees as of September 30, 2002 if possible, otherwise the most recent financial information is used.
2*
Investments in mutual funds are calculated using net asset value per share provided by restructuring funds which consist of Seoul Debt-Restructuring Fund, Arirang Restructuring Fund, and Mukungwha Restructuring Fund formed to support corporate restructuring.

Unrealized gains and losses on investment securities included in net income for the nine-month period ended September 30, 2002 are summarized as follows (in millions of Won):

	Beginning Balance		Fair Value or Net Asset Value		Unrealized Gains
Investment in special funds
–Stock market stabilization fund	(Won)	18,156	(Won)	19,852	(Won)	1,696
Beneficiary certificates
–Special fund for corporate bonds		722,685		755,557		32,872

	(Won)	740,841	(Won)	775,409	(Won)	34,568

Most of the operating assets in the funds are composed of short-term financial assets and related gains and losses are recognized in the current period as gains and losses on investment in special funds.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

5.    Investment Securities, Continued;

Impairment losses on investment securities for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

	Acquisition Cost		Impairment Loss		Book Value
Equity Securities
Marketable equity securities (KSE)
–Daewoo Securities Co., Ltd	(Won)	53,627	(Won)	38,245	(Won)	15,382
–Ssangyong Motor Company		27,656		18,235		9,421
–Woo Bang Housing Co., Ltd.		6,122		3,280		2,842
–Shinwon Corp.		12,159		2,969		9,190
–Hanmi Capital Co., Ltd.		2,335		849		1,486
–Saehan Industries Inc.		7,572		652		6,920
–Gun Young Co., Ltd.		762		441		321
–Hyundae metal Co., Ltd		574		420		154
–Hyundae metal Co., Ltd (preferred stocck)		266		207		59
–Jindo Corporation		207		186		21
–Maxon Telecom Co., Ltd (Preferred Stocck)		830		119		711
–Hanchang		56		32		24
–Choongnam Spinning Co., Ltd.		102		22		80
–Monalisa Co., Ltd.		3		2		1

		112,271		65,659		46,612

Marketable equity securities (KOSDAQ)
–C&H Capital Co., Ltd.		8,136		5,271		2,865
–Hansol Mutual Savings Bank		1,685		1,551		134
–Eyesvision Corporation		1,491		1,416		75
–Prochips Technology Inc.		1,323		1,161		162
–Shinwon Construction Co., Ltd.		1,622		1,019		603
–Miju Steel Co., Ltd.		1,348		922		426
–Growell Telecom Co., Ltd.		1,000		917		83
–NetSecure Technology, Inc.		954		841		113
–Han Kook Capital Co., Ltd.		1,203		408		795
–Ssangyong Engineering & Construction Co., Ltd		548		392		156
–Seohan Co., Ltd.		1,201		199		1,002

		20,511		14,097		6,414

Non-marketable equity securities
–Daewoo Electronics Co., Ltd.		23,800		21,443		2,357
–Chonggu Co., Ltd.		904		904		—
–Kohap. Corp		861		838		23
–Daewoo Telecom, Ltd.		417		392		25

		25,982		23,577		2,405

Foreign equity securities
–Asia Credit Services (PTE), Ltd.		12,255		2,446		9,809
–Pan Asia Paper (Thailand) Co.,Ltd.		3,308		1,465		1,843
–Sahavirya Steel Inc.		919		294		625

		16,482		4,205		12,277

		175,246		107,538		67,708

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

5.    Investment Securities, Continued;

	Acquisition Cost		Impairment Loss		Book Value
Debt Securities
Corporate bonds
–Subordinated ABS bond		59,500		13,100		46,400
Debt securities denominated in foreign currencies
–Daehan Investment Trust Co., Ltd.( TRS-SWAP)		43,893		14,726		29,167
–Essar Gujarat LTD		1,838		1,348		490
–SMM Finance Cayman Islands		1,532		1,195		337
–PT Argo Pantes		1,532		797		735
–Amsteel Corporation Bhd		919		680		239
–PT Bakrie Investindo		735		676		59
–Tuntex		918		275		643
–PT Fiskar Agung Jakarta		184		184		—
–PT Pelabuan		11,778		4,425		7,353
–PT Indorayon		1,532		1,501		31
–PT Pelabuan		2,543		705		1,838
–Kohap Global Inv.		368		368		—
–Dhamala		306		275		31

		68,078		27,155		40,923

		127,578		40,255		87,323

	(Won)	302,824	(Won)	147,793	(Won)	155,031

Recovery of impairment losses on equity investment securities for the nine-month period ended September 30, 2002 is (Won)15,318 million for the investment in Korea Housing Guarantee Co., Ltd. Recovery of impairment losses on debt investment securities for the period then ended is (Won)12,380 million for the investments in Subordinated ABS bond.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

5.    Investment Securities, Continued;

Investment securities risk concentrations as of September 30, 2002 are as follows (in millions of Won):

	Securities in Won1*			Securities in foreign currencies
	Amount		Ratio (%)	Amount		Ratio (%)
By Geography
–Korea	(Won)	23,407,599	100.00	(Won)	944,484	77.46
–Philippines		—	—		66,415	5.45
–USA		—	—		67,927	5.57
–Germany		—	—		34,315	2.81
–Mexico		—	—		19,516	1.60
–Indonesia		—	—		19,241	1.58
–Thailand		—	—		14,094	1.16
–India		—	—		13,462	1.10
–Hong Kong		—	—		12,196	1.00
–Others		—	—		27,680	2.27

	(Won)	23,407,599	100.00	(Won)	1,219,330	100.00

By Type
–Fixed rate bonds	(Won)	15,679,322	66.98	(Won)	272,034	22.31
–Floating rate bonds		1,610,529	6.88		404,600	33.18
–Subordinated bonds		472,922	2.02		161,296	13.23
–Convertible bonds		31,758	0.14		208,680	17.11
–Equity securities		2,061,489	8.81		155,901	12.79
–Others		3,551,579	15.17		16,819	1.38

	(Won)	23,407,599	100.00	(Won)	1,219,330	100.00

By Industry
–Governmental institutions	(Won)	4,223,753	18.04	(Won)	—	—
–Government invested institutions		8,117,754	34.68		197,596	16.21
–Financial institutions		5,885,547	25.14		509,676	41.80
–Others		5,180,545	22.14		512,058	41.99

	(Won)	23,407,599	100.00	(Won)	1,219,330	100.00

1*	Securities lent are not included.

The maturities of the investment securities, excluding investment equity securities, investment in special funds and securities lent, as of September 30, 2002 are summarized as follows (in millions of Won):

	Government and Municipal Bonds		Finance Debentures		Corporate Bonds		Others		Securities in foreign currencies		Total
Due in 3 months or less	(Won)	345,499	(Won)	60,673	(Won)	467,234	(Won)	2,657,158	(Won)	146,913	(Won)	3,677,477
Due after 3 months through 6 months		57,275		582,843		760,362		535,378		63,501		1,999,359
Due after 6 months through 9months		38,571		382,683		625,731		180,657		100,476		1,328,118
Due after 9 months through 1 year		356,598		137,386		4,095,070		—		39,377		4,628,431
Due after 1 year through 2 years		990,157		995,890		2,105,892		—		335,497		4,427,436
Due after 2 years through 3 years		1,253,857		107,829		2,059,264		—		75,807		3,496,757
Due after 3 years through 4 years		214,685		—		1,019,074		—		116,319		1,350,078
Due after 4 years through 5 years		812,643		—		25,453		—		34,028		872,124
Thereafter		154,468		—		281,419		—		151,511		587,398

	(Won)	4,223,753	(Won)	2,267,304	(Won)	11,439,499	(Won)	3,373,193	(Won)	1,063,429	(Won)	22,367,178

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

5.    Investment Securities, Continued;

Currency concentrations of securities denominated in foreign currencies as of September 30, 2002 are as follows (in millions of Won):

	Investment Securities
	Amount		Ratio (%)
USD	(Won)	1,121,481	91.98
GBP		46,471	3.81
JPY		40,357	3.31
DEM		5,480	0.45
THB		2,549	0.21
BDT		2,139	0.18
PHP		467	0.04
SFR		348	0.02
IDR		38	0.00

	(Won)	1,219,330	100.00

Securities lent as of September 30, 2002 are as follows (in millions of Won):

Company	Securities	Amount
LG Engineering & Construction Co., Ltd.	Corporate bonds	(Won)	188,501
Korea Development Corp.	Treasury bonds		10,153
Kyung Nam Enterprises Ltd.	Treasury bonds		73,683

		(Won)	272,337

Trading and investment securities of (Won)5,091,273 million (par value) can be discounted at the Bank of Korea as of September 30, 2002.

As of September 30, 2002, the following investment securities are pledged at various institutions (in millions of Won):

Related Liability		Securities Provided
Transaction	Amount	Book Value		Pledge Value
Sale of RP	(Won)2,504,865	(Won)	5,486,782	(Won)	5,330,950
BOK borrowings	1,664,708		2,175,778		2,131,250
BOK settlements	Borrowing within credit line		348,153		339,900
Sale of non-performing loans	Borrowing within credit line		170,641		166,671
Derivatives transactions	Borrowing within credit line		98,094		106,000
Securities transactions	41,816		43,260		42,000
Foreign currency transactions	Borrowing within credit line		1,894		1,900

		(Won)	8,324,602	(Won)	8,118,671

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

6.    Loans:

Loans as of September 30, 2002 and 2001 are summarized as follows (in millions of Won):

Account	Detailed Account	2002		2001
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	27,640,862	(Won)	19,080,910
	Notes discounted		1,695,815		1,610,147
	Overdraft accounts		709,871		235,160
	Trading notes		844,982		594,055
	Other operation loans		3,440,759		1,910,464

			34,332,289		23,430,736

	Facility loans
	General facility loans		3,857,127		3,296,505
	Special purpose loans		7,786		397,316
	Other facility loans		1,298,554		876,670

			5,163,467		4,570,491

			39,495,756		28,001,227

Consumer loans	General consumer loans		38,439,359		16,997,861
	Consumer housing loans		31,318,266		2,317,155
	Consumer benefit loans		62,799		21,340
	Other consumer loans		674,854		168,548

			70,495,278		19,504,904

Public loans	Public operation loans		738,637		323,349
	Public facility loans		50,493		35,973

			789,130		359,322

Other loans	Property formation loans		101,560		192,266
	Inter-bank loans		24,598		40,704
	Factoring loans		35,204		—
	Others		5,901		1,538

			167,263		234,508

			110,947,427		48,099,961

Loans in foreign currencies	Domestic funding loans		1,504,941		1,554,593
	Overseas funding loans		925,764		898,018
	Inter-bank loans		1,082,357		1,148,715
	Domestic usance bills		4,722		4,724
	Government funding loans		3,425		8,506

			3,521,209		3,614,556

Bills bought in Won			30,080		161,166

Bills bought in foreign currencies			803,457		1,036,400

Payments on guarantees			73,337		238,704

Credit card accounts			6,092,484		20,304

Bonds purchased under resale agreements (“RP”)			—		10,000

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

6.    Loans, Continued;

Account	Detailed Account	2002		2001
Call loans	Call loans in Won		450,000		1,330,100
	Call loans in foreign currencies		340,483		246,172
	Inter-bank reconciliation funds		52,286		14,308

			842,769		1,590,580

Privately placed debentures			1,397,757		1,889,448

Loans convertible to equity securities			17,543		36,708

			123,726,063		56,697,827

Allowances for loan losses(Note 7)			(2,342,830)		(1,703,207)
Present value discounts			(32,287)		(109,340)

		(Won)	121,350,946	(Won)	54,885,280

Restructured loans due to the commencement of workout plans or other similar restructuring programs at September 30, 2002 are as follows (in millions of Won):

			Settlements by issuance or grants of
	Balances before Restructuring		Exemption		Convertible Loans1*		Equity Securities		Convertible Bonds		Balances after Restructuring		Present Value Discounts
Workout	(Won)	351,065	(Won)	1,099	(Won)	17,543	(Won)	90,106	(Won)	24	(Won)	242,293	(Won)	7,081
Court receivership		138,919		—		—		96,443		—		42,476		10,585
Court mediation		204,819		—		—		2,398		—		202,421		14,621

	(Won)	694,803	(Won)	1,099	(Won)	17,543	(Won)	188,947	(Won)	24	(Won)	487,190	(Won)	32,287

1*
The loans, or portions thereof, that are agreed to debt restructuring by issuance or grants of equity are separately classified as loans convertible into equity securities as of the agreement date. The loans convertible into equity securities are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of equity interest is adjusted in related allowance for loan losses.

The maturities of loans as of September 30, 2002 are as follows (in millions of Won):

	Loans in Won		Loans in foreign currencies		Bills bought1*		Credit card		Call loans		Privately Placed Debentures		Others		Total
Due in 3 months or less	(Won)	14,078,419	(Won)	1,265,762	(Won)	722,777	(Won)	4,075,164	(Won)	842,769	(Won)	215,083	(Won)	19,929	(Won)	21,219,903
Due after 3 months through 6 months		13,458,379		655,780		60,959		1,011,598		—		97,605		32,281		15,316,602
Due after 6 months through 1 year		23,780,652		359,688		33,964		952,702		—		304,325		8,057		25,439,388
Due after 1 year through 2 years		12,556,085		380,958		6,335		23,561		—		288,548		8,038		13,263,525
Due after 2 years through 3 years		28,033,835		199,133		6,335		15,377		—		242,269		—		28,496,949
Due after 3 years through 4 years		3,708,421		90,995		3,167		9,331		—		234,258		—		4,046,172
Due after 4 years through 5 years		2,953,850		106,479		—		4,751		—		15,004		—		3,080,084
Thereafter		12,377,786		462,414		—		—		—		665		22,575		12,863,440

	(Won)	110,947,427	(Won)	3,521,209	(Won)	833,537	(Won)	6,092,484	(Won)	842,769	(Won)	1,397,757	(Won)	90,880	(Won)	123,726,063

1*	Bills bought in Won and Bills bought in foreign currencies

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

6.    Loans, Continued;

Loan risk concentrations as of September 30, 2002 are as follows (in millions of Won):

	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
by country
Korea	(Won)	110,947,427	(Won)	2,950,701	(Won)	9,195,805	(Won)	123,093,933	99.49
Southeast Asia		—		69,782		37,196		106,978	0.09
Russia		—		121,325		—		121,325	0.10
China		—		6,752		—		6,752	0.01
Japan		—		242,988		24,220		267,208	0.21
Others		—		129,661		206		129,867	0.10

	(Won)	110,947,427	(Won)	3,521,209	(Won)	9,257,427	(Won)	123,726,063	100.00

by industry
Financial institutions	(Won)	574,494	(Won)	1,676,538	(Won)	892,534	(Won)	3,143,566	2.54
Manufacturing companies		15,240,080		841,550		1,309,224		17,390,854	14.06
Service companies		3,225,836		750,076		57,829		4,033,741	3.26
Others		21,304,277		188,224		944,778		22,437,279	18.13

		40,344,687		3,456,388		3,204,365		47,005,440	37.99

Households		70,602,740		64,821		6,053,062		76,720,623	62.01

	(Won)	110,947,427	(Won)	3,521,209	(Won)	9,257,427	(Won)	123,726,063	100.00

by customer
Industrial loans	(Won)	40,240,618	(Won)	3,446,196	(Won)	3,204,365	(Won)	46,891,179	37.90
Household loans		70,602,740		64,821		6,053,062		76,720,623	62.01
Public and other loans		104,069		10,192		—		114,261	0.09

	(Won)	110,947,427	(Won)	3,521,209	(Won)	9,257,427	(Won)	123,726,063	100.00

7.    Allowances for Loan Losses:

As of September 30, 2002 and 2001, allowances for loan losses are as follows (in millions of Won):

Allowance for	2002		2001
Loans in Won	(Won)	1,820,283	(Won)	993,072
Loans in foreign currencies		98,531		265,026
Bills bought in Won and bills bought in foreign currencies		24,868		113,545
Payments on guarantees		41,991		151,738
Credit card accounts		286,561		101
Privately placed debentures		38,679		148,960
Loans convertible into equity securities		9,268		27,082
Suspense receivables		13,734		1,526
Others1*		8,915		2,157

	(Won)	2,342,830	(Won)	1,703,207

1*	The Bank provides allowances amounting to 7,133 million Won for the estimated losses from the repurchase of loans sold to KAMCO that are under the repurchase agreement (See Note 17).

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

7.    Allowances for Loan Losses, Continued;

As of September 30, 2002, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Loan balance	(Won)	103,473,794	(Won)	4,588,006	(Won)	2,155,073	(Won)	501,339	(Won)	202,153	(Won)	110,920,365
	Allowances		687,793		162,533		458,912		308,892		202,153		1,820,283

	Percentage(%)		0.66		3.54		21.29		61.61		100.00		1.64

Loans in foreign currencies	Loan balance		3,192,438		118,523		169,464		27,443		8,985		3,516,853
	Allowances		10,550		8,575		54,959		15,462		8,985		98,531

	Percentage(%)		0.33		7.23		32.43		56.34		100.00		2.80

Bills bought1*	Loan balance		669,132		139,916		3,833		8,996		11,660		833,537
	Allowances		3,346		2,798		767		6,297		11,660		24,868

	Percentage(%)		0.50		2.00		20.01		70.00		100.00		2.98

Payments on guarantees	Loan balance		3,950		3,791		25,690		28,960		10,088		72,479
	Allowances		20		481		5,138		26,264		10,088		41,991

	Percentage(%)		0.51		12.69		20.00		90.69		100.00		57.94

Credit card accounts	Loan balance		5,497,172		282,912		41		251,456		60,903		6,092,484
	Allowances		54,972		19,804		8		150,874		60,903		286,561

	Percentage(%)		1.00		7.00		19.51		60.00		100.00		4.70

Call loans	Loan balance		842,769		—		—		—		—		842,769
	Allowances		—		—		—		—		—		—

	Percentage(%)		0.00		0.00		0.00		0.00		0.00		0.00

Privately placed debentures	Loan balance		1,293,108		17,274		71,771		14,232		1,361		1,397,746
	Allowances		6,466		1,026		17,754		12,072		1,361		38,679

	Percentage(%)		0.50		5.94		24.74		84.82		100.00		2.77

Convertible loans2*	Loan balance		—		15,650		1,637		256		—		17,543
	Allowances		—		8,123		941		204		—		9,268

	Percentage(%)		0.00		51.90		57.48		79.69		0.00		52.83

Total loans	Loan balance3*	(Won)	114,972,363	(Won)	5,166,072	(Won)	2,427,509	(Won)	832,682	(Won)	295,150	(Won)	123,693,776
	Allowances4*		763,147		203,340		538,479		520,065		295,150		2,320,181

	Percentage(%)		0.66		3.94		22.18		62.46		100.00		1.88

1*	Bills bought in Won and Bills bought in foreign currencies
2*	Loans convertible into equity securities
3*	The above amounts of loan balances are net of present value discounts.
4*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

7.    Allowances for Loan Losses, Continued;

The movements in allowances for loan losses for the nine-month periods ended September 30, 2002 and 2001, are as follows (in millions of Won):

	2002		2001
Beginning Balance	(Won)	2,271,179	(Won)	1,826,700
Increase due to:
Provision for loan losses		946,200		509,324
Collection of written-off loans		191,862		47,087
Troubled debt restructuring		51,631		31,442
Repurchase of loans sold		6,560		3,307
Others		28,604		17,085

		1,224,857		608,245

Decrease due to:
Written-off loans		891,010		498,626
Sale of loans		65,370		42,576
Conversion of loans into equity securities		119,986		137,264
Exemption of loans		7,094		35,733
Set-off with present value discounts from troubled debt restructuring		46,651		17,539
Change in exchange rates and others		23,095		—

		1,153,206		731,738

Ending Balance	(Won)	2,342,830	(Won)	1,703,207

As of September 30, 2002 and 2001, the ratios of allowances for loan losses to loans are as follows (in millions of Won):

	2002		2001
Loans1*	(Won)	123,693,776	(Won)	56,588,487
Allowances for loan losses2*		2,320,181		1,699,524

Ratio (%)		1.88		3.00

1*	The above amounts of loans are net of present value discounts and suspense receivables.
2*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

8.    Fixed Assets:

Fixed assets at June 30, 2002 and 2001 comprise the following (in millions of Won):

	2002						2001
	Acquisition Cost		Accumulated Depreciation		Net Carrying Value		Acquisition Cost		Accumulated Depreciation		Net Carrying Value
Tangible assets
Land	(Won)	1,176,052	(Won)	—	(Won)	1,176,052	(Won)	734,210	(Won)	—	(Won)	734,210
Buildings and structures		824,289		103,556		720,733		512,850		86,232		426,618
Leasehold improvements		73,934		41,736		32,198		30,966		26,351		4,615
Equipment and vehicles		988,627		524,055		464,572		508,223		406,310		101,913
Constructions in progress		7,513		—		7,513		5,440		—		5,440

	(Won)	3,070,415	(Won)	669,347	(Won)	2,401,068	(Won)	1,791,689	(Won)	518,893	(Won)	1,272,796

Intangible assets						633,791						5,855
Foreclosed assets (net of valuation allowance)						1,488						2,062

					(Won)	3,036,347					(Won)	1,280,713

In accordance with the General Banking Act, the Bank is prohibited from investing in non-business purpose real property and may only hold business-purpose real property within its own equity amount.

All of the Bank’s property and equipment, other than those personal properties valued under (Won)1 million, are covered by insurance policies of (Won)986,233 million and (Won)592,394 million as of September 30, 2002 and 2001, respectively. All vehicles are covered by legal and general insurance policies.

Movements in intangible assets for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

	Acquisition Cost		Increase		Accumulated Depreciation		Net Carrying Value
Goodwill due to the combination with H&CB	(Won)	692,050	(Won)	—	(Won)	58,759	(Won)	633,291
Premiums for rented store		196		101		34		263
Rights to income on donated asset		117		—		6		111
Trademarks		23		—		10		13
Others		4		117		8		113

	(Won)	692,390	(Won)	218	(Won)	58,817	(Won)	633,791

The total government-posted price of land for tax imposition and compensation for confiscation as of September 30, 2002 and 2001 is as follows (in millions of Won):

	2002				2001
	Book Value		Appraisal Value		Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,176,052	(Won)	982,636	(Won)	734,210	(Won)	604,127
Lands included in foreclosed assets		2,885		952		3,928		1,444

	(Won)	1,178,937	(Won)	983,588	(Won)	738,138	(Won)	605,571

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

9.    Other Assets:

Other assets at September 30, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Guarantee deposits paid	(Won)	1,209,864	(Won)	619,832
Accounts receivable		2,564,567		1,835,236
Accrued income		1,050,577		1,017,319
Payments in advance		51,732		31,428
Prepaid expenses		18,890		43,906
Deferred income tax debits		29,274		—
Derivative assets (Note16 )		597,147		278,910
Unsettled exchange assets		555,708		282,566
Loans to trust accounts		72,023		231,145
Others		17,144		13,375

	(Won)	6,166,926	(Won)	4,353,717

10.    Deposits:

Deposits at September 30, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002		2001
Deposits in Won
Demand deposits
–Current deposits	—	(Won)	54,036	(Won)	160,432
–Household deposits	0.50		460,005		373,058
–Passbook deposits	0.50		7,874,163		2,450,355
–Temporary deposits	—		3,991,798		2,045,080
–Public fund deposits	0.50		129,440		65,791
–Others	—		10,916		5

			12,520,358		5,094,721

Time deposits and savings deposits
–Time deposits	3.50-5.35		58,684,886		27,145,399
–Installment savings deposits	4.20-5.15		1,480,217		621,731
–Savings deposits for money sum	8.50-10.5		2,324		203
–Time and savings deposits of non-resident citizens in won	—		87,292		—
–General savings deposits	0.50-3.80		21,884,786		12,143,150
–Unrestricted corporate savings deposits	0.50-3.80		6,782,773		4,695,726
–Long term savings for employees	8.20-13.5		362,184		457,163
–Long term housing savings	5.65		470,634		52,501
–Long term savings for households	5.15-12.0		2,339,154		1,934,446
–Employee preferential savings deposits	5.35		2,985,423		1,042,087
–Housing savings deposits for employees	5.65		85		36
–Mutual installment deposits	3.50-5.25		7,604,811		6,157,727
–Housing installment deposits	4.85-5.25		4,660,379		367,236

			107,344,948		54,617,405

			119,865,306		59,712,126

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

10.    Deposits, Continued;

Deposits at September 30, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002		2001
Deposits in foreign currencies
Demand deposits
–Current deposits	0.00-3.00		28,781		21,452
–Passbook deposits	0.10-0.57		435,696		278,694
–Notice deposits	0.20-3.50		25,216		19,660
–Temporary deposits	—		5,214		2,959

			494,907		322,765

Time deposits and savings deposits
–Time deposits	0.50-5.40		489,006		496,262
–Others	—		2,502		3,284

			491,508		499,546

			986,415		822,311

Certificates of deposit	4.00-4.80		2,327,069		1,820,741

		(Won)	123,178,790	(Won)	62,355,178

The maturities of deposits as of September 30, 2002 are as follows (in millions of Won):

	Deposits in Won		Deposits in foreign currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	63,695,060	(Won)	856,360	(Won)	979,871	(Won)	65,531,291
Due after 3 months through 6 months		14,668,658		85,717		1,287,626		16,042,001
Due after 6 months through 1 year		27,093,123		29,384		59,572		27,182,079
Due after 1 year through 2 years		8,795,276		12,716		—		8,807,992
Due after 2 years through 3 years		4,069,012		2,138		—		4,071,150
Due after 3 years through 4 years		946,427		24		—		946,451
Due after 4 years through 5 years		263,685		76		—		263,761
Thereafter		334,065		—		—		334,065

	(Won)	119,865,306	(Won)	986,415	(Won)	2,327,069	(Won)	123,178,790

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

11.    Borrowings:

Borrowings as of September 30, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002		2001
Borrowings in Won
Borrowings from the Bank of Korea
–Security collateralized borrowings	2.50	(Won)	1,664,708	(Won)	1,046,344
–Others	5.00		—		1,677

			1,664,708		1,048,021

Borrowings from the government
–Borrowings from public finance	5.00-5.57		369,552		85,835
–Others	0.00-8.30		695,708		534,087

			1,065,260		619,922

Borrowings from banking institutions
–Debenture funds for the development of small to medium industries	4.60-9.55		374,236		118,851
–Other borrowings from domestic banks	—		—		208,997

			374,236		327,848

Borrowings from National Housing Fund	8.00		9,321		—

Borrowings from non-banking financial institutions
–Borrowings from Korea Development Bank	2.00-5.00		6,520		405
–Subordinated borrowings	5.59-6.52		580,000		430,000
–Other finance borrowings	—		—		117,480

			586,520		547,885

Other borrowings
–Borrowings from local governments	2.20-8.00		394,850		442,209
–Borrowings from Small and Medium Industry Promotion	4.90-5.75		702,327		665,040
–Others	3.00-7.00		82,499		133,109

			1,179,676		1,240,358

			4,879,721		3,784,034

Borrowings denominated in foreign currencies
Borrowings from domestic banks	3.11		549,473		660,614
Borrowings from foreign banks	2.86		1,675,799		837,277
Borrowings from other financial institutions	2.21		23,575		190,422

			2,248,847		1,688,313

Bonds sold under repurchase agreements	2.03-4.85		2,504,865		3,640,439

Bills sold	4.00-4.80		81,584		501,070

Due to the Bank of Korea denominated in foreign currencies	—		49,061		136,872

Call money
Won	3.75-4.15		280,800		—
Foreign currencies	0.25-5.90		209,502		229,539

			490,302		229,539

		(Won)	10,254,380	(Won)	9,980,267

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

11.    Borrowings, Continued;

The maturities of borrowings as of September 30, 2002 are as follows (in millions of Won):

	Borrowings in Won		Borrowings in foreign currencies		Others		Total
Due in 3 months or less	(Won)	2,362,756	(Won)	997,707	(Won)	2,829,292	(Won)	6,189,755
Due after 3 months through 6 months		217,139		150,422		141,058		508,619
Due after 6 months through 1 year		111,992		444,809		155,462		712,263
Due after 1 year through 2 years		601,003		274,696		—		875,699
Due after 2 years through 3 years		446,397		105,409		—		551,806
Due after 3 years through 4 years		352,886		100,399		—		453,285
Due after 4 years through 5 years		241,740		100,105		—		341,845
Thereafter		545,808		75,300		—		621,108

	(Won)	4,879,721	(Won)	2,248,847	(Won)	3,125,812	(Won)	10,254,380

12.    Debentures:

Debentures as of September 30, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002		2001
Debentures in Won
Subordinated debentures	6.69-15.66	(Won)	4,054,140	(Won)	1,876,231
Discounted debentures	4.12-13.79		790,183		1,241,139
Coupon debentures	4.75-16.75		1,523,205		167,362
Compound interest debentures	4.76-17.69		6,414,846		988,143

			12,782,374		4,272,875
Discounts on debentures			(208,830)		(10,751)

			12,573,544		4,262,124

Debentures denominated in foreign currencies
Subordinated debentures	3.00-3.56		479,945		576,004
Coupon debentures	1.97-5.00		465,692		779,792

			945,637		1,355,796
Discounts on debentures			(4,255)		(5,858)

			941,382		1,349,938

		(Won)	13,514,926	(Won)	5,612,062

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

12.    Debentures, Continued;

As of September 30, 2002, debentures in Won comprise the following:

	Issue Date	Hundred millions of Won		Annual Interest (%)	Maturity
Subordinated
Floating rate	1998-12-29	(Won)	2,212	5.98	2004-03-31
	1998-12-29		883	6.98	2004-03-31
Fixed rate	1997-12-26		400	15.30	2002-12-26
	1997-12-29		1,000	16	2004-01-05
	1998-06-18		600	15.66	2003-07-18
	1998-06-23		1,749	15.02	2003-11-15
Sold over the counter	1997-01-08		1,051	11.04-15.66	2003-01-08
	2000-03-27		2,000	9.65	2005-03-27
	2000-06-28		2,540	9.04-9.10	2006-01-28
	2000-09-27		3,000	8.99	2006-01-27
	2000-09-28		1,500	8.79-8.85	2006-01-28
	2000-11-28		1,000	8.65-8.71	2006-02-28
	2000-11-28		1,620	9.57-9.65	2010-11-28
	2000-12-27		2,000	8.71	2006-01-27
	2001-05-28		2,000	7.60-7.65	2007-02-28
	2001-06-27		1,600	7.68	2008-03-27
	2001-06-27		2,175	7.86	2009-03-27
	2001-08-28		1,000	6.69-6.73	2007-08-28
	2001-09-28		1,500	6.69-6.73	2008-03-28
	2002-03-27		2,417	7.06-7.10	2008-01-27
	2002-07-27		3,024	6.96-7.00	2008-01-27
	2002-09-27		2,574	6.27-6.30	2008-03-27
	2002-09-27		1,500	6.51-6.55	2010-03-27
	2002-09-27		926	6.66-6.70	2013-03-27
Housing debentures	1998-12-31		270	5.98	2004-03-31
Non-subordinated
Fixed rate	2000-11-28		2,000	7.01	2003-11-28
	2000-12-28		1,600	7.01	2003-12-28
	2001-02-28		800	5.48	2004-02-28
	2001-06-28		2,300	5.87	2004-06-28
	2001-07-28		600	5.82-5.87	2004-07-28
	2001-08-28		600	5.82	2004-08-28
	2001-10-28		500	4.21	2002-10-28
	1988.07-2002.06		78,870	4.12-17.69	1991.04-2007.09
Sold over the counter	1989.08-2000.09		13	6.28-16.28	1990.11-2005.03

		(Won)	127,824

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

12.    Debentures, Continued;

As of September 30, 2002, debentures denominated in foreign currencies comprise the following:

	Issue Date	Thousands of Dollars		Annual Interest (%)	Maturity	Listings
Subordinated
Floating rate	1996-12-30	USD	190,000	3.76	2006-12-30	Luxembourg
Convertible bond (“CB”)	1999-06-14	USD	200,000	3.00	2005-06-14	Not listed
Non-subordinated
Floating rate	2002-04-03	USD	46,000	2.04	2003-04-02	Not listed
	2002-04-03	USD	81,000	2.15	2004-04-02	Not listed
	1997-10-30	USD	33,340	3.32	2002-10-30	Not listed
	2000-04-10	USD	40,000	3.39	2003-04-10	Not listed
	2000-06-02	USD	10,000	3.38	2003-06-02	Not listed
	2000-08-10	USD	12,500	2.65	2003-08-11	Not listed
	2002-07-03	HKD	800,000	1.96	2003-07-02	Not listed
Fixed rate	2000-04-20	SGD	100,000	5.00	2003-04-20	Not listed

USD Equivalent (in thousands of USD)		USD	771,634

KRW Equivalent (in millions of Won)		(Won)	945,637

Among the debentures in foreign currencies, the subordinated debenture series issued during 1996 have annual call redemption options, which may be exercised on or after 5 years from the issuance dates

USD 10,000 thousand of the Bank’s own debentures in foreign currencies reacquired by the Bank are deducted from the debentures series issued on December 30, 1996.

As of September 30, 2002, the conversion terms of the subordinated convertible bonds outstanding in the debentures in foreign currencies are as follows:

Fixed Rate Subordinated CB
Face value	USD 200 million
Issue price	USD 200 million
Book value	(Won)245,100,000,000
Conversion price	(Won)22,124 per share
Conversion stock	Common stock
Convertible period	1999-07-14–2005-06-14
Conversion exchange rate	US$ 1: (Won)1,170.50
Method of redemption	Fully redeemed at maturity

The maturities of debentures as of September 30, 2002 are as follows (in millions of Won):

	Won		Foreign currencies		Total
Due in 3 months or less	(Won)	880,586	(Won)	40,858	(Won)	921,444
Due after 3 months through 6 months		1,947,157		—		1,947,157
Due after 6 months through 1 year		4,451,977		327,569		4,779,546
Due after 1 year through 2 years		1,584,710		99,265		1,683,975
Due after 2 years through 3 years		615,289		245,100		860,389
Due after 3 years through 4 years		1,122,283		—		1,122,283
Due after 4 years through 5 years		1,983,421		232,845		2,216,266
Thereafter		196,951		—		196,951

	(Won)	12,782,374	(Won)	945,637	(Won)	13,728,011

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited-See Accountants’ Review Report)

13.    Other Liabilities:

Other liabilities at September 30, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Accrued retirement benefits (Note 14)	(Won)	71,591	(Won)	260,635
Allowance for loss on acceptances and guarantees (Note 15)		22,124		24,993
Due to trust accounts		856,873		686,331
Accounts payable		2,512,391		1,891,607
Accrued expenses		4,785,644		2,356,860
Advances from customers		71,201		33,478
Unearned income		137,172		119,319
Withholding taxes		80,425		55,111
Guarantee deposits received		117,172		86,115
Deferred tax liabilities (Note 26)		—		5,506
Derivative liabilities (Note 16)		518,174		277,206
Unsettled domestic exchange transaction		62,812		295,919
Due to agencies		527,102		65,103
Other allowances[1]*		25,114		—
Giro accounts		240,279		56,767
Others		221,371		30,659

	(Won)	10,249,445	(Won)	6,245,609

1*	Other allowances comprise following (in millions of Won):

	Amounts		Remarks
Suspense receivables	(Won)	6,500	Allowance for loss on accident
Loss on closure of overseas branch		5,898	Allowance for loss on closure of the branch in Buenos Aires
Uncollected leasehold deposits		4,757	Allowance for loss on uncollected leasehold deposits
Credit card receivables		7,959	Allowance for unused cash advance to offset the risk of loss occurring from it

	(Won)	25,114

14.    Accrued Retirement Benefits:

The movements in accrued retirement benefits for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
Retained retirement benefits	(Won)	21,973	(Won)	59,669	(Won)	10,046	(Won)	71,596
Contributed retirement benefits		28,414		492		192		28,714

Total accrued retirement benefits		50,387		60,161		10,238		100,310

Contribution to National Pension Fund		(33)		—		(28)		(5)
Contribution to pension funds		(28,414)		(492)		(192)		(28,714)

	(Won)	21,940	(Won)	59,669	(Won)	10,018	(Won)	71,591

Contributed retirement benefits, comprising approximately 28.63% of total accrued retirement benefits as of September 30, 2002, are contributions to pension funds at 2 insurance companies, including Korea Life Insurance Co., Ltd., and the Bank’s employees hold the right of payment from these funds.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited-See Accountants’ Review Report)

15.    Guarantees and Acceptances:

Guarantees and acceptances at September 30, 2002 and 2001 are summarized as follows (in millions of Won):

		2002		2001
Guarantees and acceptances outstanding

Guarantees and acceptances in Won	Guarantees on debentures	(Won)	580	(Won)	5,363
	Guarantees on loan collateral		38,953		46,821
	Guarantees on commercial bills		723		25
	Others		243,599		137,471

			283,855		189,680

Guarantees and acceptances in foreign currencies	Acceptances on letters of credit		2,135,504		1,912,235
	Acceptances for letters of guarantee for importers		88,880		70,205
	Guarantees for performance		104,804		94,272
	Guarantees for bid		1,121		1,008
	Guarantees for borrowings		26,494		23,832
	Guarantees for repayment of advances		27,236		24,499
	Others		341,408		325,504

			2,725,447		2,451,555

Contingent guarantees and acceptances			3,009,302		2,641,235

	Letters of Credit		1,204,271		1,117,188
	Others		132,536		309,399

			1,336,807		1,426,587

		(Won)	4,346,109	(Won)	4,067,822

At September 30, 2002 the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows (in millions of Won):

		Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Guarantees and acceptances in Won	Balance	(Won)	270,047	(Won)	11,856	(Won)	1,800	(Won)	152	(Won)	—	(Won)	283,855
	Allowance		—		—		360		136		—		496

	Ratio (%)		—		—		20.00		89.47		100		0.17

Guarantees and acceptances in	Balance		2,551,395		121,282		37,686		14,923		161		2,725,447
foreign currencies	Allowance		—		—		10,620		10,847		161		21,628

	Ratio (%)		—		—		28.18		72.69		100.0		0.79

Total	Balance	(Won)	2,821,442	(Won)	133,138	(Won)	39,486	(Won)	15,075	(Won)	161	(Won)	3,009,302
	Allowance		—		—		10,980		10,983		161		22,124

	Ratio (%)		—		—		27.81		72.86		100.0		0.74

The allowance ratios to guarantees and acceptances outstanding as of September 30, 2002 and 2001 are as follows (in millions of Won):

	2002		2001
Guarantees and acceptances outstanding	(Won)	3,009,302	(Won)	2,641,235
Allowances for losses from guarantees and acceptances outstanding		22,124		24,993

Ratio (%)		0.74		0.95

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

15.    Guarantees and Acceptances, Continued;

For the nine-month periods ended September 30, 2002 and 2001, the allowances for losses on guarantees and acceptances outstanding changed as follows (in millions of Won):

	2002		2001
Beginning balance	(Won)	43,823	(Won)	37,330
Reversal of allowance		(18,417)		(12,337)
Changes in foreign exchange rates		(3,282)		—

Ending balance	(Won)	22,124	(Won)	24,993

The guarantees and acceptances risk concentration by country as of September 30, 2002 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	2,978,092	98.96	(Won)	1,335,804	99.92	(Won)	4,313,896	99.26
Others		31,210	1.04		1,003	0.08		32,213	0.74

	(Won)	3,009,302	100.00	(Won)	1,336,807	100.00	(Won)	4,346,109	100.00

The guarantees and acceptances risk concentration by industry as of September 30, 2002 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Manufacturing	(Won)	1,702,866	56.59	(Won)	778,024	58.20	(Won)	2,480,890	57.08
Finance		140,909	4.68		26,951	2.02		167,860	3.86
Service		77,772	2.58		495	0.04		78,267	1.80
Others		1,087,755	36.15		531,337	39.74		1,619,092	37.26

	(Won)	3,009,302	100.00	(Won)	1,336,807	100.00	(Won)	4,346,109	100.00

The guarantees and acceptances risk concentration by customer as of September 30, 2002 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Industrial	(Won)	2,990,920	99.39	(Won)	1,336,807	100.00	(Won)	4,327,727	99.58
Public and Others		18,382	0.61		—	—		18,382	0.42

	(Won)	3,009,302	100.00	(Won)	1,336,807	100.00	(Won)	4,346,109	100.00

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

16.    Derivatives:

The Bank’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for the purposes of hedging fair value risks related to its assets. Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to gain profit from short-term fluctuations of the underlying variable of the instruments. Also, trading derivatives include those with the Bank’s customers and the related hedging derivatives.

Hedge derivatives comprise mainly of interest rate swaps to hedge the fair value change of foreign available-for-sale investment securities arising from the interest rate risk. The counter-parties of these hedge derivatives are foreign financial institutions except for Korea Development Bank. Some hedge purpose transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of September 30, 2002 and 2001 are as follows (in millions of Won):

	2002						2001
	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
Futures	(Won)	412,613	(Won)	—	(Won)	412,613	(Won)	193,836	(Won)	—	(Won)	193,836
Option		1,200		—		1,200		—		—		—
Swap		28,175,750		464,219		28,639,969		16,781,699		705,597		17,487,296

		28,589,563		464,219		29,053,782		16,975,535		705,597		17,681,132

Currency related
Forward		13,863,626		—		13,863,626		10,233,801		—		10,233,801
Futures		453,251		—		453,251		905,439		—		905,439
Option bought		151,962		—		151,962		49,746		—		49,746
Option sold		193,300		—		193,300		76,844		—		76,844
Swap		3,081,419		—		3,081,419		1,845,927		—		1,845,927

		17,743,558		—		17,743,558		13,111,757		—		13,111,757

Stock related
Option bought		146,185		—		146,185		—		—		—
Option sold		100,000		—		100,000		—		—		—

		246,185		—		246,185		—		—		—

Credit derivatives		—		—		—		68,073		—		68,073
Others		—		—		—		1,963		—		1,963

	(Won)	46,579,306	(Won)	464,219	(Won)	47,043,525	(Won)	30,157,328	(Won)	705,597	(Won)	30,862,925

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

16.    Derivatives, Continued;

Gains and losses on derivatives are as follows (in millions of Won):

	2002		2001
Gain on derivatives
Gain on derivatives transactions	(Won)	1,297,454	(Won)	1,648,024
Gain on valuation of derivatives		541,349		197,025
Gain on fair value hedged items		17,598		24,397

	(Won)	1,856,401	(Won)	1,869,446

Loss on derivatives
Loss on derivatives transactions	(Won)	1,134,410	(Won)	1,731,723
Loss on valuation of derivatives		553,784		180,586
Loss on fair value hedged items		5,011		—

	(Won)	1,693,205	(Won)	1,912,309

Derivative valuation gains and losses for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
Interest option bought	(Won)	1,444	(Won)	—	(Won)	1,444	(Won)	1	(Won)	—	(Won)	1	(Won)	2	(Won)	—
Interest option sold		—		—		—		—		—		—		—		1
Swap		132,415		5,011		137,426		204,191		17,598		221,789		135,425		228,307

		133,859		5,011		138,870		204,192		17,598		221,790		135,427		228,308

Currency related
Forward		213,631		—		213,631		242,564		—		242,564		200,910		222,379
Option bought		2,461		—		2,461		—		—		—		2,393		3,287
Option sold		—		—		—		2,943		—		2,943		—		—
Swap		185,129		—		185,129		86,374		—		86,374		247,421		58,638

		401,221		—		401,221		331,881		—		331,881		450,724		284,304

Others		1,258		—		1,258		113		—		113		10,996		5,562

	(Won)	536,338	(Won)	5,011	(Won)	541,349	(Won)	536,186	(Won)	17,598	(Won)	553,784	(Won)	597,147	(Won)	518,174

17.    Commitments and Contingencies:

As of September 30, 2002, 93 pending legal actions with an aggregate amount of claims of (Won)29,637 million are charged against the Bank and the Bank had also filed 108 lawsuits which are still pending with an aggregate amount of claims of (Won)41,422 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. and Bukook Mutual Savings & Finance Co., Ltd., previously the Bank’s subsidiaries but which were sold during 1999, if they enter into bankruptcy within 3 years of sale. Orange Mutual Savings & Finance Co. is currently under going bankruptcy procedures due to the disapproval of its business by Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. Despite the fact that KDIC has filed a lawsuit against the Bank for recovery of the repayment, such lawsuit is not expected to cause any loss which could materially affect the Bank’s financial statements.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

17.    Commitments and Contingencies, Continued;

The Bank has credit line and commitments to purchase commercial paper with asset securitization companies. Under these commitments, the Bank provides money, in case of temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds within the contracted term and amounts. As of September 30, 2002, under these commitments, the aggregate committed credit line and loans outstanding are (Won)3,271,048 million and (Won)31,852 million, respectively. Also, the Bank entered into arrangements to purchase (Won)1,050,000 million of commercial papers issued by the securitization companies. The Bank has arranged various methods to provide for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserve.

Pursuant to asset securitization plans, the Bank previously sold loans to ABS Specialty Companies before last fiscal year. The related contracts for asset securitization stipulate the Bank’s performance of warranty liability for loans sold to Kookmin 6th-ABS Specialty Co., Ltd, Jooeun 4th-ABS Specialty Co., Ltd., and Jooeun 5th-ABS Specialty Co., Ltd. (collectively “Specialty Co.”) when underlying loans are delinquent for certain period of time or go into default. Accordingly, the Bank bears possible liabilities for collateral performance toward the Specialty Co. within the limits of (Won)72,000 million, (Won)23,382 million, and (Won)66,500 million, respectively, as of September 30, 2002. No adjustments have been made in the accompanying financial statements related to such uncertainties.

As of September 30, 2002, the Bank provided an allowance of (Won)7,133 million for estimated losses from repurchase of loans sold to KAMCO that are under the repurchase agreement (See Note 7).

On August 30, 2002, the Bank sold 12,988,771 shares (65.43%) out of its 16,960,000 shares (85.43%) and (Won)172,024 million loans of Jooeun Leasing Inc. to Sun Capital Inc. for (Won)145,000 million according to the MOU on June 15, 2002 and the decision of the Board of Directors on July 26, 2002.

As of September 30, 2002 and 2001, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law, which already has been written off, of (Won)3,419,522 million and (Won)1,425,608 million, respectively.

As of September 30, 2002 and 2001, the Bank holds the endorsed bills of (Won)10,073 million and (Won)14,581 million, respectively.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Bank may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying non-consolidated quarterly financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Bank. Actual results may differ materially from management’s current assessment.

Certain financially troubled borrowers of the Bank including Korea Data System Co., Ltd. are experiencing a cash crisis or in the debt restructuring process under workout plans and other similar programs. As of September 30, 2002, in relation to such borrowers, total loans outstanding including guarantees and acceptances amounted to (Won)904,554 million, and the related allowances and discounted present value are (Won)331,308 and (Won)19,062, respectively. Actual expenses may differ from the Bank’s allowances. Therefore, the possible adjustments are not considered in this financial statement.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

18.    Capital Stock:

As of September 30, 2002, the Bank has 1,000,000,000 common shares (par value : (Won)5,000) authorized and 317,677,416 shares issued. Goldman Sachs Capital Koryo, L.P., ING Insurance International B.V., and the Korean government own 2.27%, 4.00%, and 9.64%, respectively, of the total issued shares. During the current period, Goldman Sachs Capital Koryo, L.P., sold 14,470,000 common shares as American Depositary Shares (“ADS”). Among the issued shares, 42,941,310 common shares, equivalent to 13.52% of the total issued shares, are listed on the New York Stock Exchange as ADS and are managed by Bank of New York, a trustee of the Bank.

Under the General Banking Act, if one single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity’s voting rights are limited to those of 4% shareholders.

As a result of the business combination with H&CB, shareholders of the Bank and H&CB, who are listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB.

In accordance with the resolution of the general shareholders’ meeting on March 22, 2002, the Bank has voted 6% stock dividends for shareholders, listed on the Register of Shareholders at December 31, 2001 and issued 17,979,954 shares.

The bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively. At September 30, 2002, the Bank’s subordinated foreign currency convertible bonds outstanding amounted to (Won)245,100 million (equivalent of USD 200 million, 10,581,269 shares at September 30, 2002) issued to Goldman Sachs Capital Koryo, L.P. during 1999 (See Note 12).

19.    Capital Surplus:

Capital surplus as of September 30, 2002 and 2001 comprises the following (in millions of Won):

	2002		2001
Paid-in capital in excess of par value	(Won)	5,106,789	(Won)	1,039,396
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Others		2,141		1,758

	(Won)	5,683,828	(Won)	1,616,052

The movements in capital surplus for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

	Beginning Balance		Increase1*		Decrease2*		Ending Balance
Paid-in capital in excess of par value	(Won)	5,107,251	(Won)	—	(Won)	462	(Won)	5,106,789
Gain on business combination		397,669		—		—		397,669
Revaluation increment		177,229		—		—		177,229
Others		1,815		326		—		2,141

	(Won)	5,683,964	(Won)	326	(Won)	462	(Won)	5,683,828

1*	The increases in other capital surplus value is due to the gain on the sales of treasury stocks.
2*	The decreases in paid-in capital in excess of par value are due to the new common stock issuance of the Bank for stock dividends.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

20.    Retained Earnings:

Retained earnings as of September 30, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Legal reserve	(Won)	413,740	(Won)	339,640
Reserve for business rationalization		40,760		39,760
Special reserves		960,700		480,700
Other reserves		7,136		14,902
Unappropriated retained earnings		1,528,677		764,079

	(Won)	2,951,013	(Won)	1,639,081

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank’s board of directors or used to reduce accumulated deficit, if any, by appropriate resolution of the Bank’s stockholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficits, if any.

At September 30, 2002 and 2001, other reserves comprise the following (in millions of Won):

	2002		2001
Reserves for overseas investment losses	(Won)	5,417	(Won)	13,900
Other reserves		1,719		1,002

	(Won)	7,136	(Won)	14,902

Pursuant to the Tax Exemption and Reduction Control Law, the Bank appropriates reserves for overseas investment losses. Other reserves are those appropriated for the operations of overseas branches.

21.    Capital Adjustments:

As of September 30, 2002 and 2001, capital adjustments comprise the following (in millions of Won):

	2002		2001
Treasury stocks	(Won)	(116,649)	(Won)	(40,000)
Unissued stock dividends		—		—
Unrealized gain on investment securities		169,563		206,080
Employee stock options (See Note 22)		15,495		1,356

	(Won)	68,409	(Won)	167,436

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

21.    Capital Adustments, Continued;

The movements in capital adjustments for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance
Treasury stocks	(Won)	(1,363)	(Won)	(116,888)	(Won)	(1,602)	(Won)	(116,649)
Unissued stock dividends		89,900		—		89,900		—
Unrealized gain on investment securities		189,058		41,235		60,730		169,563
Employee stock options (Notes 22)		26,021		7,040		17,566		15,495

	(Won)	303,616	(Won)	(68,613)	(Won)	166,594	(Won)	68,409

The Bank, under the approval of the Board of Directors, established an Employee Stock Option Plan to raise the welfare level of the employees and decided to obtain 3,000,000 treasury stocks for that need until October 29, 2002. Accordingly, up to September 30, 2002, the Bank has obtained 2,200,000 treasury stocks equivalent to 98.4% of the total treasury stocks.

22.    Employee Stock Options:

The Bank, under the approval of the Board of Directors, granted stock options to its executives on March 18, 2000, March 15, 2001, November 16, 2001, March 22, 2002 and July 26, 2002. In addition, the stock options of H&CB, which were granted on October 31, 1998, February 27, 1999, February 28, 2000, and March 24, 2001, were transferred to the Bank as a result of the business combination with H&CB. The details of the stock options in effect as of September 30, 2002 are as follows:

					Stock options transferred from H&CB
	Series1*1		Series 2*1		Series 3		Series 4		Series 5		Series 6		Series7*2*3		Series 8*3		Series 9
Grant date		00.3.18		01.3.15		98.10.31		99.2.27		00.2.28		01.3.24		01.11.16		02.3.22		02.7.26
Shares granted		222,094		214,975		400,000		280,000		267,000		111,000		650,000		622,000		30,000
Shares expired to date		109,565		16,882		—		59,892		65,218		21,173		—		33,000
Shares exercised		—		—		310,000		220,108		—		—		—		—
Shares outstanding		112,529		198,093		90,000		—		201,782		89,827		650,000		589,000		30,000
Exercise method	The Bank’s choice of issuance or net settlement
Exercise price	(Won)	23,469	(Won)	28,027	(Won)	5,000	(Won)	13,900	(Won)	27,600	(Won)	25,100	(Won)	51,200	(Won)	57,100	(Won)	58,800
Exercise period		03.3.19- 05.3.18		04.3.16- 09.3.15		01.11.1- 04.10.31		02.2.28- 05.2.27		03.3.1- 06.2.28		04.3.25- 07.3.24		04.11.17- 09.11.16		05.3.23- 10.3.22		05.7.27- 10.7.26

1*	For stock options granted before the business combination, the number of shares have been adjusted based on a predetermined stock exchange ratio in the business combination with H&CB.
2*
The stock options do not include the shares, which will be additionally granted if the three-month weighted average stock price of the Bank right before exercise is higher than that of any other listed bank.

3*	The exercise price may be affected by the fluctuation of the stock price index of the banking industry.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

22.    Employee Stock Options, Continued;

The Bank calculated the compensation costs using the fair value method and the details are as follows:

					Stock options transferred from H&CB
	Series 1		Series 2		Series 3*1		Series 4		Series 5		Series 6
Stock price on grant date	(Won)	21,442	(Won)	25,156	(Won)	—	(Won)	33,750	(Won)	33,750	(Won)	33,750
Risk-free interest rate*2		9.325%		6.060%		—		4.743%		4.743%		4.743%
Expected exercise period*3		4 years		5.5 years		—		3 years		3 years		3 years
Stock price volatility*4		71.143%		70.301%		—		73.295%		73.295%		73.295%
Expected dividend rate*5		2.25%		2.47%		—		1.93%		1.93%		1.93%
Compensation cost per share	(Won)	12,638	(Won)	15,987	(Won)	44,750	(Won)	19,850	(Won)	13,320	(Won)	17,117
Total compensation cost*6	(Won)	1,422	(Won)	3,167	(Won)	3,578		—	(Won)	2,688	(Won)	1,538
Recognized compensation cost*6	(Won)	1,185	(Won)	1,583	(Won)	3,578		—	(Won)	2,315	(Won)	769

								Series 7		Series 8		Series 9
Stock price on grant date							(Won)	45,800	(Won)	58,000	(Won)	53,900
Risk-free interest rate*2								4.910%		6.136%		5.734%
Expected exercise period*3								3 years		3 years		3 years
Stock price volatility*4								58.902%		53.560%		52,393%
Expected dividend rate*5								1.42%		1.42%		1.42%
Compensation cost per share							(Won)	20,086	(Won)	24,496	(Won)	20,365
Total compensation cost*6							(Won)	13,056	(Won)	14,428	(Won)	611
Recognized compensation cost*6							(Won)	3,627	(Won)	2,405	(Won)	34

1*
The compensation cost of shares granted on October 31, 1998 is to be determined annually by multiplying the difference between exercise price and market value at balance sheet date by number of shares granted.

2*	Risk free interest rate is the government bond rate for the expected exercise period.
3*	Expected exercise period is the average number of years between the vesting date and option expiration date to Series 1, 2 and the option expiration date to Series 3 - 9
4*	Stock price volatility is annualized volatility as of the grant date.
5*	Expected dividend rate is the average dividend rate for past periods corresponding to the expected exercise period.
6*	in millions of Won

The compensation costs to be recognized in the future are as follows (in millions of Won):

					Stock options transferred
	Series 1		Series 2		Series 5		Series 6		Series 7		Series 8		Series 9		Total
Within 1 year	(Won)	237	(Won)	1,056	(Won)	373	(Won)	513	(Won)	4,352	(Won)	4,809	(Won)	204	(Won)	11,544
Within 2 years		—		528		—		256		4,352		4,809		204		10,149
Within 3 years		—		—		—		—		725		2,405		169		3,299

	(Won)	237	(Won)	1,584	(Won)	373	(Won)	769	(Won)	9,429	(Won)	12,023	(Won)	577	(Won)	24,992

The weighted average exercise price and the weighted average fair value of the stock option as of September 30, 2002 are (Won)45,260 and (Won)19,725, respectively.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

23.    Other Non-interest Income (Expenses):

Other non-interest income (expenses) for the nine-month periods ended September 30, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Other non-interest income:
–Realized gain on trading securities	(Won)	73,597	(Won)	133,453
–Unrealized gain on trading securities		148,072		42,570
–Gain on trust management		234,859		178,590
–Reversal of allowance for losses on acceptances and guarantees		18,417		12,337
–Others		7,723		716

	(Won)	482,668	(Won)	367,666

Other non-interest expenses:
–Realized loss on trading securities	(Won)	23,755	(Won)	90,168
–Unrealized loss on trading securities		546		10
–Loss on trust management		—		119
–Contributions to special funds		109,144		59,001
–Others		109,117		39,839

	(Won)	242,562	(Won)	189,137

24.    General and Administrative Expenses:

General and administrative expenses for the nine-month periods ended September 30, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Salaries and wages	(Won)	824,451	(Won)	303,601
Retirement benefits (Note 14)		60,163		54,019
Other employee benefits		162,966		227,616
Rent		35,647		14,784
Depreciation		204,222		70,195
Amortization		58,817		177
Taxes and dues		76,151		40,672
Advertising		42,726		20,341
Ordinary R&D		116,850		21,921
Fees and commissions		43,704		21,653
Others		147,831		70,797

	(Won)	1,773,528	(Won)	845,776

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

25.    Non-Operating Income (Expenses):

Non-operating income (expenses) for the nine-month periods ended September 30, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Non-operating income:
–Gain on disposal of fixed assets	(Won)	838	(Won)	353
–Rent income		2,663		1,436
–Gain on investment in associates using equity method of accounting (Note 5)		154,096		282,605
–Realized gain on investment securities		233,371		72,871
–Recovery of impairment loss on equity investment securities		15,318		—
–Recovery of impairment loss on debt investment securities		12,380		—
–Unrealized gain on investment in funds (Note 5)		34,568		96,318
–Gain on sale of troubled loans		15,856		822
–Others		69,407		35,764

		538,497		490,169

Non-operating expenses:
–Loss on disposal of fixed assets		1,242		3,193
–Realized loss on investment securities		133,740		28,328
–Impairment loss on equity investment securities (Note 5)		107,538		495
–Impairment loss on debt investment securities (Note 5)		40,255		4,770
–Loss on sale of troubled loans		9,383		15,905
–Retirement benefits		—		38,866
–Others		54,606		40,349

		346,764		131,906

Net amount	(Won)	191,733	(Won)	358,263

26.    Income Tax Expenses:

Income tax expenses for the nine-month periods ended September 30, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Income taxes payable	(Won)	599,275	(Won)	189,432
Change of deferred income taxes
–Deferred income taxes from temporary differences		45,092		195,809
–Realization of prior years’ loss carry-forwards		28,929		—

		74,021		195,809

Income tax expenses	(Won)	673,296	(Won)	385,241

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

26.    Income Tax Expenses, Continued;

Adjustments of net income before income tax expenses to taxable income for the nine-month periods ended September 30, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Adjustments to increase taxable income
Permanent differences due to:
–Amortization of goodwill	(Won)	58,759	(Won)	—
–Employee stock option		24,340		—
–Interests recognized		5,602		1,359
–Interest paid		3,223		1,196
–Others		50,975		3,972

		142,899		6,527

Temporary differences (See below)		1,106,386		1,149,237

	(Won)	1,249,285	(Won)	1,155,764

Adjustments to decrease taxable income
Permanent differences due to:
–Dividend income	(Won)	56,539	(Won)	1,986
–Refunded income taxes		4,502		—
–Others		819		2,020

		61,860		4,006

Temporary differences (See below)		1,409,989		1,784,980

	(Won)	1,471,849	(Won)	1,788,986

The significant changes in accumulated temporary differences and deferred tax assets (liabilities) for the nine-month period ended September 30, 2002 comprise the following (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance		Deferred tax Assets (Liab.)
Allowance for loan losses	(Won)	671,717	(Won)	284,312	(Won)	671,717	(Won)	284,312	(Won)	84,441
Accrued interest		(478,123)		(308,159)		(478,123)		(308,159)		(91,523)
Unrealized loss on securities		1,875		(216,096)		(213,579)		(642)		(190)
Unrealized loss on derivatives		32,011		(152)		71,525		(39,666)		(11,781)
Present value discounts		87,972		46,723		80,287		54,408		16,159
Allowance for losses on acceptances and guarantees		43,823		22,124		43,823		22,124		6,571
Accrued retirement benefits		1,785		29,373		(192)		31,350		9,311
Reserve for overseas investment losses		(6,664)		—		(4,997)		(1,667)		(495)
Stock option compensation cost		26,021		7,040		17,566		15,495		4,602
Others		21,750		31,187		11,928		41,009		12,179

	(Won)	402,167	(Won)	(103,648)	(Won)	199,955	(Won)	98,564	(Won)	29,274

The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 29.7% and 30.8% for the nine-month periods ended September 30, 2002 and 2001. However, due to taxable income adjustments, the effective tax rates are 30.80% and 30.86% for the nine-month periods ended September 30, 2002 and 2001, respectively.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

27.    Earnings Per Share:

Earnings per share (“EPS”) for the nine-month periods ended September 30, 2002 and 2001 are calculated as follows (in millions of Won):

	2002		20011*
Net income after income taxes	(Won)	1,512,868	(Won)	863,062
Dividend on preferred stock (1%)		—		(930)

		1,512,868		862,132
Weighted average number of common shares outstanding		317,390,563		190,576,391

Earnings per share (in Won)	(Won)	4,767	(Won)	4,524

Diluted EPS for the nine-month periods ended September 30, 2002 and 2001 are calculated as follows (in millions of Won):

	2002		20011*
Net income after income taxes	(Won)	1,512,868	(Won)	863,062
Interest expenses on convertible bonds		4,556		3,214
Stock compensation expenses		431		—

		1,517,855		866,276
Weighted average number of common shares outstanding		328,274,851		225,158,139

Diluted earnings per share (in Won)	(Won)	4,624	(Won)	3,847

1*	EPS and diluted EPS for the nine-month period ended September 30, 2001 are adjusted considering the effect of business combination with H&CB.

Weighted average number of common shares outstanding before and after dilution for the nine-month periods ended September 30, 2002 are calculated as follows:

	Number of Shares	Days Outstanding	Weighted Average Number of Shares
Weighted average common stock-beginning balance	317,677,416	273	317,677,416
Treasury common stock – beginning balance	(31,548)	93	(10,747)
Treasury common stock – acquisition during the period	(2,236,089)	34	(276,106)

Weighted average number of common shares before dilution ((1))			317,390,563

Convertible bonds issued to Goldman Sachs	10,581,269	273	10,581,269
Employee stock option	303,019	273	303,019

Diluting shares ((2))			10,884,288

Diluted weighted average number of common shares ((1)+(2))			328,274,851

The increase in common shares resulting from convertible bonds is computed assuming the conversion had taken place as of the beginning of the period.

The interest expenses on convertible bonds and stock compensation expenses used in the calculation of the diluted EPS are net of the 29.7% tax effect. The number of common shares assumed to be converted from convertible bonds is calculated by dividing the total convertible bond amount by the conversion price per share.

In addition, considering the stock dividend in the current period, the recomputed basic EPS and diluted EPS for the year ended December 31, 2001 are (Won)3,400 and (Won)3,266, respectively.

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

27.    Earnings Per Share, Continued;

As of September 30, 2002, securities convertible to common stock are as follows:

Type	Exercise period	Numbers of common shares to be issued	Exercise price
Convertible Bond	1 month after issuance date- 1 month before maturity	10,581,269	One share per (Won)22,124 of face value
Stock Option	03-19-2003–03-18-2005	112,529	(Won) 23,469 per share
Stock Option	03-16-2004–03-15-2009	198,093	(Won) 28,027 per share
Stock Option	11-01-2001–10-31-2004	90,000	(Won) 5,000 per share
Stock Option	03-01-2003–02-28-2006	201,782	(Won) 27,600 per share
Stock Option	03-25-2004–03-24-2007	89,827	(Won) 25,100 per share
Stock Option	11-17-2004–11-16-2009	650,000	(Won) 51,200 per share
Stock Option	03-23-2005–03-22-2010	589,000	(Won) 57,100 per share
Stock Option	07-27-2005–07-26-2010	30,000	(Won) 58,800 per share

28.    Assets and Liabilities Denominated in Foreign Currencies:

Significant assets and liabilities denominated in foreign currencies as of September 30, 2002 comprise the following:

	Total Balances			Major Denomination Currencies
	Millions of Won		Thousands of US Dollars1*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	186,790	$152,420	$71,836	€13,383	¥6,916,364
Due from banks		281,704	229,869	185,960	5,374	2,640,517
Investment securities		1,219,330	994,965	911,446	—	5,009,613
Loans in foreign currencies		3,521,209	2,873,284	2,211,286	6,227	64,986,963
Bills bought		803,457	655,616	610,007	30,930	830,130
Advances for customers		2,270	1,852	1,852	—	—
Call loans		340,483	277,832	256,400	1,700	2,426,000
Liabilities
Deposits		986,415	804,908	571,726	11,799	22,292,066
Borrowings		2,248,847	1,835,044	1,546,758	—	33,226,600
Due to BOK		49,061	40,033	40,033	—	—
Call money		209,502	170,952	1,200	—	20,750,400
Debentures		941,382	768,162	622,840	—	—
Unsettled foreign payables		46,275	37,760	29,988	1,301	646,068

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Korea Financial Telecommunications & Clearing Institute at the balance sheet date.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

29.    Related Party Transactions:

Significant transactions with related parties for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

Account	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating P/L
Kookmin Credit Card Co., Ltd.
Loans	(Won)	122,526	(Won)	208,015	(Won)	—	(Won)	330,541	(Won)	15,654
Other assets		1,907		62		—		1,969		62
Deposits		4,687		6,161		—		10,848		(68)
Borrowings		—		—		—		—		(155)
Other liabilities		18,334		150,930		1,291		167,973		(2,780)
Commissions income		—		—		—		—		128,818
Commissions expenses		—		—		—		—		(176)
Kookmin Leasing Co., Ltd.
Investment securities		761		—		761		—		968
Deposits		75,912		—		45,392		30,520		(1,719)
Kookmin Venture Capital Co., Ltd.
Loans		96,000		—		88,000		8,000		8
Deposits		29,811		—		20,791		9,020		(978)
Kookmin Data System Co., Ltd.
Deposits		3,676		2,029		—		5,705		(410)
Other liabilities		879		—		—		879		69
Kookmin Futures Co., Ltd.
Due from banks		2,092		—		1,994		98		3
Deposits		10,646		273		—		10,919		(421)
Other liabilities		620		—		—		620		48
Kookmin Bank Luxembourg S.A.
Due from banks		9,903		4,052		—		13,955		—
Loans		218,807		65,390		69,765		214,432		3,763
Other assets		—		—		—		—		2,030
Borrowings		—		—		—		—		(75)
Other liabilities		155		—		155		—		—
Kookmin Bank International (London) Ltd.
Due from banks		1,856		3,677		1,169		4,364		1
Loans		146,911		31,793		1,006		177,698		1,778
Borrowings		7,670		22,974		—		30,644		(117)
Other liabilities		76		—		76		—		336
Kookmin Finance H.K. Ltd.
Due from banks		2,030		19,626		—		21,656		6
Loans		182,052		42,157		10,738		213,471		3,018
Borrowings		—		18,383		—		18,383		(103)
Finance debentures		6,463		—		335		6,128		(178)
Kookmin Bank Leasing & Finance (HK) Ltd.
Loans		17,440		—		13,242		4,198		145

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

29.    Related Party Transactions, Continued;

Account	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating P/L
Jooeun Leasing Co., Ltd.
Loans		163,295		—		163,295		—		4,521
(Present value discounts)		(1,212)		—		(1,212)		—		(1,212)
Other assets		3,232		—		3,232		—		920
Deposits		1,304		—		1,304		—		5
Other liabilities		100		—		100		—		—
Acceptances and guarantees		1,396		—		1,396		—		—
Kookmin Investment Trust Mgt. Co., Ltd.
Deposits		25,326		—		24,265		1,061		(579)
KB Real Estate Trust Co., Ltd.
Loans		40,000		—		8,514		31,486		2,405
Deposits		241		—		149		92		(3)
Other liabilities		1,797		—		15		1,782		—
Acceptances and guarantees		53		—		—		53		—
KB Credit Information Co., Ltd.
Deposits		7,838		2,077		—		9,915		(521)
Other liabilities		3,150		838		247		3,741		88
Commissions expenses		—		—		—		—		(17,493)

	(Won)	1,207,734	(Won)	578,437	(Won)	456,020	(Won)	1,330,151	(Won)	137,658

30.    Transactions with Financial Institutions:

The assets and liabilities related to transactions with financial institutions for the nine-month ended September 30, 2002 are as follows (in millions of Won):

Accounts	Description	The Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	Due from banks in Won	(Won)	1,924,221	(Won)	51,249	(Won)	826,923	(Won)	2,802,393
	Due from banks in foreign currencies		39,136		242,218		350		281,704

			1,963,357		293,467		827,273		3,084,097

Loans	Loans in Won		—		24,598		237,453		262,051
	Loans in foreign currencies		—		1,082,357		—		1,082,357
	Call loans		—		642,769		200,000		842,769

			—		1,749,724		437,453		2,187,177

Deposits	Deposits in Won		—		734,893		2,035,073		2,769,966
	Deposits in foreign currencies		—		—		180,000		180,000

			—		734,893		2,215,073		2,949,966

Borrowings	Borrowings in Won		1,664,708		374,236		586,520		2,625,464
	Borrowings in foreign currencies		—		2,162,458		53,526		2,215,984
	Others		49,061		573,598		1,058,341		1,681,000

			1,713,769		3,110,292		1,698,387		6,522,448

Debentures	Debentures in Won		—		336,500		214,900		551,400
	Debentures in foreign currencies		—		700,537		245,100		945,637

			—		1,037,037		460,000		1,497,037

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

31.    Interest Bearing Assets and Liabilities:

Assets and liabilities bearing interest income and interest expenses for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

Account	Average Balance		Interest Income		Interest Rate (%)
Due from banks	(Won)	1,245,011	(Won)	39,314	4.22
Trading securities		1,656,820		73,560	5.94
Investment securities		19,861,072		1,076,831	7.25
Loans		115,471,019		6,817,728	7.89

	(Won)	138,233,922	(Won)	8,007,433

Account	Average Balance		Interest Expenses		Interest Rate (%)
Deposits	(Won)	118,650,854	(Won)	3,581,922	4.04
Borrowings		10,163,467		306,297	4.03
Debentures		10,981,808		578,277	7.04

	(Won)	139,796,129	(Won)	4,466,496

32.    Operations of the Trust Accounts:

Assets and liabilities of the trust accounts as of September 30, 2002 are classified as principal or dividend guarantee money trusts, performance money trusts, and property trusts as follows (in millions of Won):

	Guarantee Money trusts		Performance Money trusts		Property trusts		Total
Securities	(Won)	4,260,875	(Won)	11,661,881	(Won)	145,013	(Won)	16,067,769
Loans		186,538		467,291		—		653,829
Receivables		—		—		20,076,309		20,076,309
Due from banking accounts		136,680		423,309		10,939		570,928
Present value discounts		(4,950)		(27)		—		(4,977)
Provision for loan losses		(147,196)		(115,321)		—		(262,517)
Other assets		110,179		279,547		62		389,788

Total assets	(Won)	4,542,126	(Won)	12,716,680	(Won)	20,232,323	(Won)	37,491,129

Trusts	(Won)	4,157,093	(Won)	12,183,629	(Won)	20,229,269	(Won)	36,569,991
Borrowings		72,023		—		—		72,023
Reserves for future losses		42,360		—		—		42,360
Other liabilities		270,650		533,051		3,054		806,755

Total liabilities	(Won)	4,542,126	(Won)	12,716,680	(Won)	20,232,323	(Won)	37,491,129

Continued;

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

32.    Operations of the Trust Accounts, Continued;

The Bank is liable as of September 30, 2002 for the following portion of the difference between book value and fair value in principal or dividend guarantee money trusts (in millions of Won):

	Book Value		Fair Value		Liable Amount
Principal guarantee money trusts	(Won)	4,062,908	(Won)	4,063,489	(Won)	—
Principal and dividend guarantee money trusts		218,237		197,386		20,851

	(Won)	4,281,145	(Won)	4,260,875	(Won)	20,851

The results of operation of the trust accounts, from the Bank’s management accounting point of view, for the nine-month period ended September 30, 2002 are as follows (in millions of Won):

Trust Account Related Income			Trust Account Related Expenses
Fees on money trusts	(Won)	221,240	Interest expense on borrowings from trust accounts	(Won)	18,633
Early withdrawal penalties		231	Compensation to trust accounts
Interest income on loans to trust accounts		5,081

	(Won)	226,552		(Won)	18,633

33.    Business Combination with H&CB:

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. According to the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001 , and the new shares of the Bank were listed on New York Stock Exchange as American Depositary Shares (“ADS”) on November 1, 2001.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS—(Continued)

For the nine-month periods ended September 30, 2002 and 2001
(Unaudited–See Accountants’ Review Report)

34.    Business Segments:

The Bank is organized into five major business segments: Retail Banking, Business Banking, Treasury and Investment Management, Credit Card, and others. These business segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization, and provide the basis on which the Bank reports its primary segment information.

The following table shows the distribution of the Bank’s operations by business segment as of September 30, 2002 (in millions of Won):

	Retail Banking		Business Banking		Treasury and Investment Management		Credit Card		Others		Total
Loans	(Won)	68,676,406	(Won)	41,838,678	(Won)	4,985,612	(Won)	5,797,964	(Won)	52,286	(Won)	121,350,946
Securities		—		—		30,693,632		—		—		30,693,632
Fixed assets		1,871,300		409,603		150,604		286,328		318,512		3,036,347
Other assets		4,387,618		309,634		6,423,143		214,941		1,072,917		12,408,253

Total assets	(Won)	74,935,324	(Won)	42,557,915	(Won)	42,252,991	(Won)	6,299,233	(Won)	1,443,715	(Won)	167,489,178

Operating Revenue	(Won)	4,029,022	(Won)	2,194,237	(Won)	3,679,288	(Won)	897,485	(Won)	802,323	(Won)	11,602,355

The Bank principally operates in Korea. Secondary segments are geographically oriented and are segregated into two segments: domestic and overseas operations. The following table shows the distribution of the Bank’s operations by geographical market as of September 30, 2002 (in millions of Won):

	Domestic		Overseas		Total
Loans	(Won)	120,278,766	(Won)	1,072,180	(Won)	121,350,946
Securities		30,596,308		97,324		30,693,632
Fixed assets		3,033,099		3,248		3,036,347
Other assets		12,374,961		33,292		12,408,253

Total assets	(Won)	166,283,134	(Won)	1,206,044	(Won)	167,489,178

Operating Revenue	(Won)	11,557,572	(Won)	44,783	(Won)	11,602,355

35.    Reclassification of 2001 Accounts:

The Bank completed the legal consolidation with H&CB as of October 31, 2001. The financial statements of the prior period presented for comparative purposes represent the financial position of the former Kookmin Bank as of September 30, 2001, and the results of its operations for the nine-month period then ended.

Certain accounts of prior financial statements are reclassified for comparative purposes. These reclassifications have no effect on the net asset value and the net income of the Bank as of the balance sheet date.